Exhibit 99.1

November 27, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Third Quarter 2012 Financial Report

Below please find the Company’s Third Quarter 2012 Financial Report as originally filed in Israel on November 27, 2012, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Financial Reports as of September 30, 2012:

Directors’ Report on the State of the Company’s Affairs

Update to the Description of the Company’s Business

Interim Consolidated Financial Statements

Separate Financial Statements

Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

Financial Statements of Equity-Accounted Investee

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the periods ended September 30, 2012

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the directors’ report of the Company for the periods ended September 30, 2012 (the “Reporting Date”):

1.	General

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector. In addition, the Group operates in the medical office buildings sector in North America, as well as in initiation and construction primarily of residential projects in Israel and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (“TASE”) and on the New York Stock Exchange (“NYSE”).

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of property, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Properties

As of September 30, 2012, the Group owns and manages 616 properties, as follows:

•	592 shopping centers and medical office buildings of various sizes

•	12 shopping centers under development

•	12 other properties

The above properties have a gross leasable area (“G.L.A.”) of approximately 6.6 million square meters. The properties are presented in the Company’s financial statements at their fair value of approximately NIS 61.1 billion (approximately NIS 77.4 billion, assuming full consolidation of jointly controlled companies and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on gross annual rents from owned properties and based on currencies exchange rates as of September 30, 2012) of approximately NIS 5.4 billion (approximately NIS 6.9 billion, assuming full consolidation of jointly controlled companies and the full inclusion of the rental income from the properties managed by the Group).

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on NYSE. EQY is a REIT for U.S. tax purposes. As of September 30, 2012, the Company owns approximately 45.5% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida and Atlanta, and in the northeastern United States, mainly in the area of Greater New York and Connecticut, and on the West Coast of the U.S., mainly in California. EQY owns1 164 income-producing properties (158 operating shopping centers and 6 other properties), with a total G.L.A. of approximately 1.8 million square meters, as well as 2 shopping centers under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 13 shopping centers in the U.S., with a G.L.A. of approximately 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 15 medical office buildings in the U.S., with a G.L.A. of approximately 128 thousand square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of September 30, 2012, the Company holds 45.6% of FCR’s share capital. FCR’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns1 166 shopping centers in Canada, with a total G.L.A. of approximately 2.1 million square meters and 6 shopping centers under development.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”) (100%), which is engaged in the acquisition, development, and management of shopping centers in Brazil. As of September 30, 2012, Gazit Brazil owns 3 commercial income-producing properties with a G.L.A. of approximately 23 thousand square meters and one shopping center under development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of September 30, 2012, the Company owns approximately 48.6% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns 78 shopping centers and other retail properties of various sizes, with a total G.L.A. of approximately 1 million square meters.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a jointly controlled company, which is presented according to the equity method, domiciled in the Jersey Island, and listed on the Vienna Stock Exchange and on the NYSE Euronext Stock Exchange, Amsterdam. As of September 30, 2012, the Company owns approximately 34.5%2 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 155 income-producing shopping centers and other retail properties of various sizes, which have a total G.L.A. of approximately 1.2 million square meters. It also has 2 properties under development and 34 plots of land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through (“Gazit Germany”) (100%). As of September 30, 2012, Gazit Germany owns 6 shopping centers and one other income-producing property, with a total G.L.A. of approximately 101 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (75%), which is engaged in the acquisition, development and management of shopping centers and owns 10 income-producing shopping centers, in Israel, with a total G.L.A. of approximately 127 thousand square meters and has a property under development, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia, through its wholly-owned subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of approximately 7 thousand square meters and lands for future development.

[1]	Includes jointly controlled properties.
[2]

The Company has a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

2

In addition, Gazit Development also operates in Israel through the holding of 73.9% of the share capital of U. Dori Group Ltd1. (“Dori Group”), a public company listed on the TASE. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company listed on the TASE) in the field of initiating and constructing primarily residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in Ashkelon, located in the southern shore region of Israel.

The Company also operates in the United States through Royal Senior Care, LLC (“RSC”) (60%) which operates in the senior housing facilities sector in the southeastern United States. As of the Reporting Date, RSC owns one senior housing facility and land. For details regarding the sale of 12 senior housing facilities in the southeastern United States in the third quarter of the year and the sale of additional properties subsequent to the Reporting Date, refer to note 3.d.6 of the financial statements.

Through August 2012, the Company operated in Canada through Gazit America Inc. (“GAA”), which was listed on the TSX. For details regarding the acquisition of all the GAA shares that are not already held by the Group and FCR’s acquisition of the medical office buildings owned by GAA, refer to note 3.d.5 of the financial statements.

The Regions (marked ¢) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www. equityone.net

www. firstcapitalrealty.ca

www. citycon.fi

www. aere.com

www. dori.co.il

[1]	U.Dori Group Ltd. Is held directly and indirectly by Acad building and investments Ltd. (Acad).

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1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis of the markets that began in 2007 for in which the Group operates has already led, inter alia, to a certain adverse effect, which is not material, on cash flows from the Group’s properties and to an increase in cash flows capitalization rates (cap rates); these factors led to a decline in the fair value of the Group’s properties in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. Notwithstanding the above statement, the recent period has seen ever-greater volatility and uncertainty in the global financial markets, which apparently stems from the economic disquiet and concerns in Europe. The effect of the aforementioned volatility and uncertainty is reflected, as of the date of approving the reports, primarily in the share price of Company’s European subsidiaries (that have been trading at below their Net Assets Value for a considerable time).

As of September 30, 2012, the Company is reporting stability in occupancy rates and an increase in average rent rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak of global financial crisis, particularly in Europe, as referred to above, could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

1.4.	Early Adoption of International Financial Reporting Standards (“IFRS”)

The Group has early adopted, with effect from the financial statements as of June 30, 2012, IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R, Investments in Associates and Joint Ventures (“IAS 28R”), and IAS 27R, Separate Financial Statements (“IAS 27R”) (collectively: the “New Standards”). As provided in the New Standards, they are to be applied retroactively and accordingly the data for prior periods in the financial statements and in the directors’ report have been retroactively adjusted. For details regarding the effect of early adoption of the New Standards, refer to notes 2.c and 6 of the financial statements. The data for prior periods in the financial statements and in the directors’ report have also been retroactively adjusted due to an amendment to IAS 12; for details, refer to notes 2.b and 6 of the financial statements.

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1.5.	Highlights—Third Quarter of 2012

	For the 3 months
(NIS in millions, other than per share data)	ended September 30
	2012	2011 (*)	Change
Rental income	1,352	1,181	14%
NOI[1]	928	811	14%
Proportionately consolidated NOI [2]	547	482	13%
FFO[3]	142	110	29%
FFO[3] per share (NIS)	0.86	0.71	21%

Investments in investment property and investment property under development	1,503	1,604	—
Fair value gain from investment property and investment property under development	441	213	—
Net income attributable to equity holders of the Company	187	183	—
Diluted earnings per share (NIS)	1.06	1.17	—
Cash flows from operating activities	568	602	—
Equity attributable to equity holders of the Company	8,321	6,642	—
Equity per share attributable to equity holders of the Company (NIS)	50.4	43.0	—
Net asset value per share (EPRA NAV 4 ) (NIS)	59.7	46.6	—
EPRA NNNAV [5] per share (NIS)	47.4	41.3	—

•

As of September 30, 2012, the Company and its consolidated subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to approximately NIS 8.3 billion.

•	The ratio of net debt to total assets was 55.6%, as of September 30, 2012, compared to 60.0% as of September 30, 2011 and 58.0% as of December 31, 2011.

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements.

[1]	NOI – “Net Operating Income”—Rental income, net of property operating expenses.
[2]	For details of the Company’s proportionate share in the NOI of Group companies, in accordance with its holding rate in the equity of each of the Group companies, refer to section 1.9.C below.
[3]

The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the adjustments made thereto for the purpose of its calculation according to the management approach, refer to section 1.9.B below.

[4]	Refer to section 1.9.D below.

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1.6.	Highlights – First Nine Months of 2012 (the “reporting period”)

(NIS in millions, other than per share data)	For the 9 months ended September 30
	2012	2011 (*)	Change
Rental income	3,879	3,470	12%
NOI[1]	2,633	2,345	12%
FFO[2]	395	294	34%
FFO[2] per share (NIS)	2.40	1.90	26%

Investments in investment property and investment property under development	4,354	6,347	—
Fair value gain from investment property and investment property under development	1,472	827	—
Net income attributable to equity holders of the Company	733	450	—
Diluted earnings per share (NIS)	4.23	2.89	—
Cash flows from operating activities	963	892	—

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

[1]	NOI – Rental income, net of property operating expenses.
[2]

The FFO is presented according to the management approach and in accordance with the EPRA criteria. For FFO data and the adjustments made thereto for the purpose of its calculation according to the management approach, refer to section 1.9.B below.

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1.7.	The company’s Major Holdings are Shown Below (Ownership Structure and Percentages are as of September 30, 2012):

First Capital Reality (FCR)
45.6%
Canada
Equity One (EQY)
45.5%
ProMed Properties
100%
USA
Gazit Brazil
100%
Brazil
GAZIT-GLOBE
Citycon (CTY)
48.6%
Atrium European Real Estate (ATR)
[1]34.5%
Gazit Germany
100%
Europe
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75.0%
Israel
73.9%
U.Dori Group

[1]	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

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1.8.	Breakdown of Net Operating Income (“NOI”), According to the Company’s Operating Regions[1]:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 1.9.C below.

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1.9.	Additional Information Concerning the Company’s Assets and Liabilities

A.	Summary of the Company’s holdings as of September 30, 2012:

Name of company	Type of security/ property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of September 30, 2012 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.5	2,884	4,382
FCR	Shares (TSX)	94.1	45.6	5,858	7,067
CTY	Shares (OMX)	134.9	48.6	2,216	1,593
ATR	Shares (VSX, Euronext)	128.9	34.5	4,008	2,653
Dori Group[1]	Shares (TASE)	75.1	55.4	158	87
Europe	Income-producing property	—	—	1,011	—
Europe[2]	Property under development and lands	—	—	196	—
ProMed	Income-producing property	—	—	1,943	—
Brazil	Income-producing property and property under development	—	—	523	—
Israel[2]	Income-producing property	—	—	1,767	—
Israel[2]	Property under development and lands	—	—	147	—
Total		—	—	20,711	—

[1]	Represents a linked holding in Dori Group.
[2]	Presented according to the proportionate consolidation method (75%).

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Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of September 30, 2012 (NIS in millions):

Debentures	[1]9,091
Debts to financial institutions	5,216

Total debentures and debts to financial institutions(*)	14,307

Other monetary liabilities	483
Other liabilities	207

Total liabilities	14,997

Less – monetary assets	2,130

Less – other investments[2]	477

Liabilities, net	12,390

(*) Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures	Banks	Mortgages	Total	%
2112	283	—	12	295	2
2112	756	67	85	908	6
2112	283	3 855	649	1,787	12
2112	994	1,111	280	2,385	17
2112	974	789	27	1,790	13
2112	762	421	71	1,254	9
2112	1,152	—	337	1,489	10
2112	1,511	—	116	1,627	11
2121	843	—	20	863	6
2121	975	—	22	997	7
2022 and after	558	—	354	912	7

Total	9,091	3,243	1,973	14,307	100

[1]	Excludes a NIS 899 million asset that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
[2]	Comprised primarily of the investment in private funds’ units and the investment in RSC.
[3]	Includes a two-year credit facility in the amount of U.S.$ 50 million that was signed during the Reporting Period with a foreign bank.

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B.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after neutralizing non-recurring income and expenses (including gains or losses from property revaluations), gains or losses on sale of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the 9		For the 3		For the year
	months ended		months ended		ended
	September 30		September 30		December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	733	450	187	183	719

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,472)	(827)	(441)	(213)	(1,670)
Capital loss (gain) on sale of investment property and investment property under development	(3)	41	(16)	30	63
Impairment of goodwill	—	—	—	—	38
Changes in the fair value of derivatives measured at fair value through profit and loss	111	105	76	73	179
Adjustments with respect to equity-accounted investees	(107)	(124)	(60)	(39)	(131)
Loss from decrease in holding rate of investees	3	1	2	—	1
Deferred taxes, current taxes with respect to disposal of properties	440	175	106	(21)	324
Gain from bargain purchase	(134)	(84)	(15)	(58)	(102)
Acquisition costs recognized in profit and loss	20	24	14	1	21
Loss (gain) from early redemption of interest-bearing liabilities	6	(15)	4	(16)	6
Non-controlling interests’ share in above adjustments	611	317	229	83	654

Nominal FFO	208	63	86	23	102

Additional adjustments:
CPI and exchange rate linkage differences	134	148	52	28	133
Depreciation and amortization	12	11	4	3	15
Adjustments with respect to companies accounted for using the equity method	2	37	(13)	34	67
Other adjustments [1]	39	35	13	22	88

FFO according to the management approach	395	294	142	110	405

FFO according to the management approach per share (in NIS)	2.40	1.90	0.86	0.71	2.62

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extra ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of the engagement of senior Group employees and also income and expenses from operations not related to income-producing property, also, with regard to the periods that are presented in 2011 above, the data include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors.

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C.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of September 30, 2012, based on capitalization of net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the reporting period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months		For the year
	ended		ended
	September 30		December 31
	2012	2011(*)	2011(*)
	NIS in millions
Rental income	1,352	1,181	4,718
Property operating expenses	424	370	1,522

NOI for the period	928	811	3,196
Less – minority’s share in NOI	(460)	(397)	(1,567)
Add – Company’s share in NOI of jointly controlled companies [1]	79	68	286

NOI for the period – the Group’s proportionate share	547	482	1,915

NOI for the year	[2]2,188	[2]1,928	1,915

The sensitivity analyses shown in the table below describe the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different discount rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2012:

Cap Rate:	6.50%	7.00%	7.50%	8.00%

Value of income-producing property (NIS in millions)[3]	33,674	31,269	29,185	27,361

New properties, properties under development, which have not yet come on line and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of September 30, 2012, amounted to approximately NIS 2,427 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2012, amounted to approximately NIS 24,326 million.

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

[1]	Equity-accounted investees.
[2]	Calculated by multiplying the NOI for the third quarter by four.
[3]	Calculated as the results of dividing the NOI by the cap rate.

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D.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA guidance, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the neutralization of the fair value of derivatives and deferred taxes with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

		As of		As of
		September 30		December 31
		2012	2011(*)	2011(*)
		NIS in millions
1.	EPRA NAV
	Equity attributable to the equity holders of the Company, per the financial statements	8,321	6,642	7,310
	Fair value asset adjustment for derivatives	(660)	(932)	(829)
	Neutralization of provision for tax on revaluation of investment property to fair value (net of minority’s share)	1,959	1,293	1,427

	Adjustments with respect to associates	234	197	233

	Net asset value – EPRA NAV	9,854	7,200	8,141

	EPRA NAV per share (in NIS)	59.7	46.6	49.4

2.	EPRA NNNAV
	EPRA NAV	9,854	7,200	8,141
	Fair value asset adjustment for derivatives	660	932	829
	Adjustments of financial liabilities to fair value	(1,326)	(718)	(887)
	Other adjustments to provision for deferred taxes[1]	(1,108)	(832)	(938)
	Adjustments with respect to associates	(258)	(209)	(252)

	“Adjusted” net asset value - EPRA NNNAV	7,822	6,373	6,893

	EPRA NNNAV per share (in NIS)	47.4	41.3	41.8

E.	As of September 30, 2012, the Company’s outstanding share capital comprises approximately 165.0 million ordinary shares, each with a par value of NIS 1 (excluding treasury shares held by the Company).

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements.

[1]

This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.

14

2.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

2.1	General

In the reporting period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled approximately NIS 4,354 million and investments in the shares of the Company’s investees totaled approximately NIS 401 million. The effect of these investments on the operating results of the Group will be reflected in the fourth quarter of the year and in 2013 and thereafter.

Property activities

1)	In the reporting period, the Group acquired 23 income-producing properties, with a total G.L.A. of approximately 173 thousand square meters, and land for future development, at a total cost of approximately NIS 3,063 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of approximately NIS 1,291 million.

2)	Highlights of operational data:

			Average basic monthly		Change in	Occupancy rate
	Income-	G.L.A.	rent per square meter		same	in core properties
	producing	(in thousands			property			Debt to
	properties	of square meters)	30.09.2012	30.09.2011	NOI (*)	30.09.2012	30.09.2011	total assets
EQY	164	1,824	U.S.$ 13.0	U.S. 11.86	3.1%	91.9%	90.6%	37.6%
FCR	166	2,134	C$15.63	C$15.02	1.3%	95.6%	96.3%	41.9%
CTY	78	998	EUR 20.8	EUR 19.5	5.3%	95.4%	95.4%	57.7%
ATR	155	1,231	EUR 11.8	EUR 11.9	7.0%	97.1%	97.0%	[1]16.5%
Gazit Development	11	134	NIS 98.9	NIS 96.2	6.0%	98.9%	98.9%	[2]—
Gazit Germany	7	101	EUR 12.28	EUR 12.29	(3.9%)	92.8%	95.6%	54.7%
Gazit Brazil	3	23	BRL 45.9	BRL 33.03	—	93.6%	89.1%	[3]—
ProMed	15	128	U.S.$ 27.17	U.S.$ 27.04	3.8%	96.0%	95.9%	54.1%

(*)	Change in same property NOI in the reporting period, compared to the corresponding period last year.

[1]	ATR’s ratio of net debt to total assets as of September 30, 2012 totaled approximately 11.6%.
[2]	Gazit Development is financed mainly by shareholders’ loans granted to it by the Company.
[3]	Gazit Brazil is financed by shareholders’ loans granted to it by the Company.

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3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
		Total investment as		Area
		of September 30,	Cost for	(square
	No. of	2012	completion	meters in
Company name	properties	(NIS in millions)	(NIS in millions)	thousands)
FCR	6	1,466	472	157
EQY	2	498	296	43
ATR	2	244	344	80
Gazit Development	1	36	19	5
Gazit Brazil	1	137	[1]—	[1]—

	12	2,381	1,131	285

	Properties under Redevelopment and Expansion
		Total investment as		Area
		of September 30,	Cost for	(square
	No. of	2012	completion	meters in
Company name	properties	(NIS in millions)	(NIS in millions)	thousands)
FCR	15	1,416	309	129
EQY	10	85	151	50
CTY	3	225	41	5

	28	1,726	501	184

2.2	Material events during the reporting period

A.	For details regarding a share offering by EQY and the Company’s participation in this offering, refer to note 3.a.1 of the financial statements.

B.	For details regarding a share offering by FCR of approximately C$ 287 million, refer to note 3.a.2 of the financial statements.

C.	For details regarding Dori Group’s rights issuance and Gazit Development’s participation in this issuance, refer to note 3.a.3 of the financial statements.

D.	For details regarding FCR’s redemption of the remaining balance of convertible debentures (series A and B) and debentures (Series D), refer to notes 3.b.1 and 3.c.3 of the financial statements.

E.	For details regarding the approximately C$ 450 million debenture offering by FCR, refer to notes 3.b.1 and 3.c.3 of the financial statements.

F.	For details regarding the sale of all CTY’s convertible debentures owned by the Company to third parties and to CTY, refer to note 3.b.2 of the financial statements.

G.	For details regarding the private placement made by the Company of approximately NIS 690 million debentures, refer to note 3.c.1 of the financial statements.

H.	For details regarding the approximately U.S.$ 76.6 million unsecured term loan agreement entered into by the Company with an institutional investor in Israel, refer to note 3.c.1 of the financial statements.

[1]	The project is in the planning stage and has yet to be approved by the authorized organs of the Company.

16

I.	For details regarding a term loan raising by EQY of U.S.$ 250 million, refer to note 3.c.2 of the financial statements.

J.	For details regarding a debenture offering by CTY of EUR 150 million, refer to note 3.c.4 of the financial statements.

K.	For details regarding the EUR 360 million unsecured credit facility agreement engaged by CTY, refer to note 3.c.4 of the financial statements.

L.	For details regarding publication by ATR of a purchase offer, within the framework of which it repurchased debentures that it had issued with a scope of approximately EUR 50 million par value, see note 3.c.5 of the financial statements.

M.	For details regarding a debenture offering by Dori Group of approximately NIS 71 million, refer to note 3.c.6 of the financial statements.

N.	For details regarding the acquisition of approximately 11 million additional shares of ATR, by the Company, and the recognition of a gain from bargain purchase of approximately NIS 134 million, refer to note 3.d.3 of the financial statements.

O.	For details regarding the acquisition of all the shares of GAA that were not already held by the Group and FCR’s acquisition of GAA’s medical office buildings portfolio, refer to note 3.d.5 of the financial statements.

P.	On August 15, 2012, RSC closed a transaction for the sale of 12 senior housing facilities that were wholly-owned by it for a total consideration of U.S.$ 230 million (the Company’s share is U.S.$ 138 million). As a result of the sale, the Company recognized a pre-tax gain of approximately NIS 63 million which has been included in the line-item “Company’s share in earnings of equity-accounted investees”. For details regarding the sale of additional properties by RSC, refer to note 3.d.6 of the financial statements.

Q.	In June 2012, the Company entered into agreement with an Israeli bank to extend a U.S.$ 200 million credit facility for a period of five years, with no material changes being made to the rest of the principal terms of the credit facility.

R.	During August 2012, a wholly-owned U.S. subsidiary of the Company entered into a two-year, U. S.$ 50 million credit facility agreement with a foreign bank. The credit facility is guaranteed by the Company and is secured by a pledge on EQY shares owned by the U.S. subsidiary.

S.	On September 6, 2012, S&P upgraded the short and long-term credit rating of ATR to A-3/BBB from B/BB+, with a Stable Outlook. In addition, on October 8, 2012, Fitch Ratings upgraded ATR’s credit rating to BBB- from BB+, with a Stable Outlook.

2.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2012, the Company announced that the dividend to be declared in 2013 would not be less than NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis), replacing the dividend policy announce in November 2011, pursuant to which a dividend of NIS 0.40 per share per quarter was distributed (NIS 1.72 per share on an annual basis).

17

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2013 is shown in the graph below:

2.4	Financial Position

Current assets

Current assets, as of September 30, 2012, total approximately NIS 5.2 billion, compared to approximately NIS 4.9 billion as of December 31, 2011. The increase is due primarily to “Investment property” having been reclassified to “Assets classified as held for sale”, primarily at FCR (consisting of 14 shopping centers and 4 plots of land with an area of approximately 147 thousand square meters). The aforesaid increase was partially offset by a reduction in cash and short-term deposits that were used to redeem debentures during the reporting period.

Equity-accounted investments

Equity-accounted investments, as of September 30, 2012, total approximately 4,829 million and are comprised primarily of an investment in approximately 129 million ATR shares in an amount of approximately NIS 4,008 million, compared to approximately NIS 4,390 million, comprised primarily of an investment in approximately 118 million ATR shares in an amount of approximately NIS 3,535 million, as of December 31, 2011.

Financial derivatives

The balance of financial derivatives arise mainly from cross-currency swap transactions, performed within the context of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of September 30, 2012, financial derivatives amounted to approximately NIS 826 million, compared to approximately NIS 937 million as of December 31, 2011. The decrease in the fair value is due primarily to changes in currency exchange rates against the NIS.

18

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of September 30, 2012, amounted to approximately NIS 60.9 billion, compared to approximately NIS 53.9 billion as of December 31, 2011.

The increase in these balances in the reporting period is due to the acquisition of income-producing properties, development of new properties and redevelopment of existing properties at a total cost of approximately NIS 4.4 billion, adjustments to the fair value of investment property and investment property under development of an additional approximately NIS 1.5 billion, as well as being due to changes in currency exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel) amounting to an additional approximately NIS 2.3 billion in the reporting period. The aforesaid increase was partially offset by the sale of investment property for a consideration of approximately NIS 1.4 billion.

Current liabilities

Current liabilities, as of September 30, 2012, totaled approximately NIS 7.6 billion, compared to approximately NIS 6.5 billion as of December 31, 2011; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 4.6 billion, compared to approximately NIS 3.5 billion as of December 31, 2011. The increase is due primarily to increase in the current maturities of non-current liabilities, primarily at CTY, which, during September 2012, entered into a refinancing agreement for the receipt of new loans and credit facilities for an average period of five years with a scope of EUR 360 million (approximately NIS 1.8 billion), which will be closed in November 2012; the current assets of approximately NIS 5.2 billion, the approved unutilized long-term credit facilities of approximately NIS 6.3 billion, as well as the cash flows provided by operating activities, are together significantly greater than the amount of the current liabilities and, accordingly, Company management believes these to be adequate to settle the current liabilities as of September 30, 2012.

Non-current liabilities

Non-current liabilities, as of September 30, 2012, totaled approximately NIS 40.8 billion, compared to approximately NIS 38.5 billion as of December 31, 2011. The increase in non-current liabilities is due mainly to debt (debentures, convertible debentures) raised by the Company and its consolidated subsidiaries in the reporting period, primarily in order to finance the investments in investment property and investment property under development and in order to finance the acquisition of shares of Group companies and the growth in deferred taxes, primarily with respect to the revaluation of investment property and investment property under development.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of September 30, 2012, amounted to approximately NIS 8,321 million, compared to approximately NIS 7,310 million as of December 31, 2011. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to approximately NIS 733 million and the increase in the capital reserves line-item amounting to approximately NIS 476 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), which were partially offset by the dividends declared and paid amounting to approximately NIS 198 million.

The equity per share attributable to the equity holders of the Company as of September 30, 2012 totaled approximately NIS 50.4 per share, compared to approximately NIS 44.4 per share as of December 31, 2011. This is after a dividend distribution of NIS 1.20 per share in the reporting period.

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Non-controlling interests

Non-controlling interests, as of September 30, 2012, amounted to approximately NIS 15.2 billion (December 31, 2011 – approximately NIS 12.3 billion); the balance is mainly comprised of the interests of EQY’s other shareholder at a rate of approximately 54.5% of EQY’s equity; the interests of FCR’s other shareholders at a rate of approximately 54.4% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of approximately 51.4% of CTY’s equity.

The increase in non-controlling interests is mainly due to the interests of the other shareholders in the comprehensive income of subsidiaries and the issuance of shares in subsidiaries in the reporting period. The aforesaid increase was partially offset by the interests of the other shareholders in the dividends distributed by the subsidiaries.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing net debt to its total assets stood at approximately 55.6% as of September 30, compared to approximately 60.0% as of September 30, 2011 and approximately 58.0% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to its total assets stood at approximately 56.8% as of September 30, 2012, compared to approximately 60.8% as of September 30, 2011 and approximately 59.6% as of December 31, 2011.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 55.1% as of September 30, 2012, compared to approximately 59.8% as of September 30, 2011 and approximately 58.6% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 56.3% as of September 30, 2012, compared to approximately 60.6% as of September 30, 2011 and approximately 60.2% as of December 31, 2011.

20

2.5	Results of Operations

A. The operating results are as follows:

	For the 9 months		For the 3 months		For the year
	ended		ended		ended
	September 30		September 30		December 31
	2012	2011 (*)	2012	2011 (*)	2011 (*)
	NIS in millions
	(other than net earnings per share data)
Rental income	3,879	3,470	1,352	1,181	4,718
Revenues from sale of buildings, land and contractual works performed	1,335	679	403	400	1,001

Total revenues	5,214	4,149	1,755	1,581	5,719

Property operating expenses	1,246	1,125	424	370	1,522
Cost of buildings sold, land and contractual works performed	1,267	656	382	392	967

Total cost of revenues	2,513	1,781	806	762	2,489

Gross profit	2,701	2,368	949	819	3,230
Fair value gain from investment property and investment property under development, net	1,472	827	441	213	1,670
General and administrative expenses	(476)	(479)	(149)	(161)	(733)
Other income	168	102	43	57	119
Other expenses	(40)	(53)	(23)	(42)	(114)
Company’s share in earnings of equity-accounted investees, net	279	277	125	80	334

Operating income	4,104	3,042	1,386	966	4,506

Finance expenses	(1,763)	(1,640)	(666)	(580)	(2,197)
Finance income	86	44	41	15	72

Profit before taxes on income	2,427	1,446	761	401	2,381
Taxes on income (tax benefit)	458	170	115	(31)	328

Net income	1,969	1,276	646	432	2,053

Attributable to:
Equity holders of the Company	733	450	187	183	719
Non-controlling interests	1,236	826	459	249	1,334

	1,969	1,276	646	432	2,053

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	4.44	2.91	1.13	1.18	4.65

Diluted net earnings	4.23	2.89	1.06	1.17	4.30

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

21

The statement of comprehensive income is as follows:

	For the 9 months		For the 3 months		For the year
	ended		ended		ended
	September 30		September 30		December 31
	2012	2011 (*)	2012	2011 (*)	2011 (*)
	NIS in millions
Net income	1,969	1,276	646	432	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	1,000	831	572	784	1,139
Realization of capital reserves on translation of foreign operations of equity-accounted investees	3	12	—	—	12
Net losses on cash flow hedges	(106)	(89)	(69)	(129)	(139)
Net gains (losses) on available-for-sale-financial assets	40	(21)	6	(1)	(39)
Gain on revaluation of fixed assets of a jointly controlled company	16	15	—	6	28

Total other comprehensive income	953	748	509	660	1,001

Total comprehensive income	2,922	2,024	1,155	1,092	3,054

Attributable to:
Equity holders of the Company	1,183	843	431	475	1,231
Non-controlling interests	1,739	1,181	724	617	1,823

	2,922	2,024	1,155	1,092	3,054

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

22

B.	Analysis of results of operations for the reporting period

Rental income

Rental income increased by approximately 12% to approximately NIS 3,879 million in the reporting period, compared to approximately NIS 3,470 million in the corresponding period last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2011 and 2012 and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled approximately NIS 1,335 million in the reporting period, comprising approximately NIS 167 million from the sale of buildings and land and approximately NIS 1,168 million from contractual works performed; this compares with a total of approximately NIS 679 million from contractual works performed in the corresponding period last year. The increase is due mainly to the initial consolidation of this operation with effect from the beginning of the second quarter of 2011.

The gross profit from this activity amounted to approximately NIS 68 million in the reporting period, compared to a gross profit of approximately NIS 23 million in the corresponding period last year.

Property operating expenses

Property operating expenses totaled approximately NIS 1,246 million in the reporting period, representing 32.1% of total rental income, compared to approximately NIS 1,125 million, representing 32.4% of total rental income, in the corresponding period last year. The improvement in the property operating margin has been evidenced in most of the Group companies.

Gross profit from property rental activity (NOI)

Gross profit from property rental activity in the reporting period grew by approximately 12%, compared to the corresponding period last year, to approximately NIS 2,633 million (67.9% NOI margin); this compares to approximately NIS 2,345 million (67.6% NOI margin) in the corresponding period last year. The increase in the NOI margin has been evidenced in most of the Group companies.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the reporting period, a fair value gain on its properties in a gross amount of approximately NIS 1,472 million, compared to a fair value gain of approximately NIS 827 million in the corresponding period last year. The largest increases in the value of investment property in the reporting period were recorded at FCR and EQY.

General and administrative expenses

General and administrative expenses totaled approximately NIS 476 million (approximately 9.1% of total revenues) in the reporting period, compared to approximately NIS 479 million (approximately 11.6% of total revenues) in the corresponding period last year. The reduction in general and administrative expenses is due mainly to the provision made in the corresponding period last year for the bonus payable to the Chairman of the Board of Directors and the Executive Vice Chairman of the Board of Directors, the amounts of which were definitely and irrevocably waived at the end of 2011. The aforesaid reduction was partially offset by the initial consolidation of Dori Group’s operation with effect from the beginning of the second quarter of 2011.

23

Other income

Other income of NIS 168 million in the reporting period is comprised mainly of a bargain purchase gain of approximately NIS 134 million on the acquisition of ATR shares, through the Vienna Stock Exchange; for further details, refer to note 3.d.3 of the financial statements.

Company’s share in earnings of equity-accounted investees, net

This line-item is comprised mainly of the Company’s share of ATR’s earnings in the reporting period, in an amount of approximately NIS 171 million, compared to approximately NIS 207 million in the corresponding period last year, with the reduction in ATR’s earnings being due mainly to the lower fair value gain on its investment properties, compared to the corresponding period last year, and the Company’s share of RSC’s earnings in the reporting period, in an amount of approximately NIS 71 million (primarily with respect to a capital gain from the sale of 12 senior housing facilities, refer to note 3.d.6 of the financial statements), compared to approximately NIS 11 million in the corresponding period last year. Likewise, in the corresponding period last year, this line-item included the Company’s share of Dori Group’s earnings (through March 31, 2011) in an amount of approximately NIS 30 million.

Finance expenses

Finance expenses amounted to approximately NIS 1,763 million in the reporting period, compared to approximately NIS 1,640 million in the corresponding period last year. The increase in finance expenses in the reporting period compared to the corresponding period last year is due mainly to a higher devaluation of financial derivatives, primarily with respect to hedging transactions (mainly cross-currency swaps), the growth in the balance of the interest-bearing debt of the Company and the consolidated subsidiaries from an average balance of approximately NIS 34.6 billion in the first nine months of 2011 to an average balance of approximately NIS 39.4 billion in the reporting period. The finance expenses reflect average nominal annual interest of approximately 5.5% on the loans of the Company and the consolidated subsidiaries, compared to approximately 6.0% in the corresponding period last year. The reduction in the nominal interest is due mainly to the raising of debt in the reporting period at a lower rate of interest than the debt settled in the aforementioned period, and also the effective cost of debt linked to the Israeli (known) consumer price index, which rose by approximately 2.1% in the reporting period, compared to a rise of approximately 2.8% in the corresponding period last year. Additionally, lower floating interest rates were evidenced in part of the currencies in which the Group operates.

Finance income

Finance income totaled approximately NIS 86 million in the reporting period, compared to approximately NIS 44 million in the corresponding period last year. Finance income in the reporting period was mainly comprised of interest income of approximately NIS 50 million (in the corresponding period last year – interest income of approximately NIS 32 million) and income of approximately NIS 18 million from the realization of securities and dividend income (in the corresponding period last year – income of approximately NIS 11 million).

24

Taxes on income (tax benefit)

Taxes on income in the reporting period are mainly comprised of deferred tax expenses of approximately NIS 432 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and from the change in the fair value of financial derivatives; this compares to deferred tax expenses, net, of approximately NIS 156 million in the corresponding period last year. In addition, taxes on income in the reporting period also include the Group companies’ current tax expenses of approximately NIS 26 million, compared to approximately NIS 14 million in the corresponding period last year. As to details regarding an amendment to IAS 12 and its effect on the financial statements, refer to notes 2.b and 6 of the financial statements.

C.	Analysis of results of operations for the third quarter of 2012

Rental income

Rental income increased by approximately 14% to approximately NIS 1,352 million in the third quarter of 2012, compared to approximately NIS 1,181 million in the corresponding quarter last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during the last 12 months and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled approximately NIS 403 million in the third quarter of 2012, comprising approximately NIS 21 million from the sale of buildings and land and approximately NIS 382 million from contractual works performed; this compares with a total of approximately NIS 400 million from contractual works performed in the corresponding quarter last year.

The gross profit from this activity amounted to approximately NIS 21 million in the third quarter of 2012, compared to a gross profit of approximately NIS 8 million in the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled approximately NIS 424 million in the third quarter of 2012, representing 31.4% of total rental income, compared to approximately NIS 370 million, representing 31.3% of total rental income, in the corresponding quarter last year.

Gross profit from property rental activity (NOI)

Gross profit from property rental activity in the third quarter of 2012 grew by approximately 14%, compared to the corresponding quarter last year, to approximately NIS 928 million (68.6% of NOI margin); this compares to approximately NIS 811 million (68.7% NOI margin) in the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the third quarter of 2012, a fair value gain on its properties in a gross amount of approximately NIS 441 million, compared to a fair value gain of approximately NIS 213 million in the corresponding quarter last year. The largest increases in the value of investment property in the third quarter of 2012 were recorded at FCR and EQY.

25

General and administrative expenses

General and administrative expenses totaled approximately NIS 149 million (approximately 8.5% of total revenues) in the third quarter of 2012, compared to approximately NIS 161 million (approximately 10.2% of total revenues) in the corresponding quarter last year. The reduction in general and administrative expenses is due mainly to the provision made in the corresponding quarter last year for the bonus payable to the Chairman of the Board of Directors and the Executive Vice Chairman of the Board of Directors, the amounts of which were definitely and irrevocably waived at the end of 2011.

Other income

Other income of NIS 43 million in the third quarter of 2012 is comprised mainly of a bargain purchase gain of approximately NIS 15 million on the acquisition of ATR shares through Vienna Stock Exchange (refer to note 3.d.3 of the financial statements), and also a gain from the sale of properties totaling NIS 18 million.

Company’s share in earnings of equity-accounted investees

This line-item is comprised mainly of the Company’s share of ATR’s earnings in the third quarter of 2012, in an amount of approximately NIS 48 million, compared to approximately NIS 63 million in the corresponding quarter last year, with the reduction in ATR’s earnings being due to a reduction in the fair value of its investment properties in the third quarter of 2012, compared to the increase in the fair value of its investment properties in the corresponding period last year, and the Company’s share of RSC’s earnings in the third quarter of 2012, in an amount of approximately NIS 60 million (primarily with respect to a capital gain from the sale of 12 senior housing facilities, refer to note 3.d.6 of the financial statements), compared to approximately NIS 5 million in the corresponding quarter last year.

Finance expenses

Finance expenses amounted to approximately NIS 666 million in the third quarter of 2012, compared to approximately NIS 580 million in the corresponding quarter last year. The increase in finance expenses in the third quarter of 2012 compared to the corresponding quarter last year is due mainly to a higher devaluation of financial derivatives, primarily with respect to hedging transactions (mainly cross-currency swap), as well as to growth in the balance of the interest-bearing debt of the Company and the consolidated subsidiaries from an average balance of approximately NIS 36.5 billion in the third quarter of 2011 to an average balance of approximately NIS 40.5 billion in the third quarter of 2012. The finance expenses reflect average nominal annual interest of approximately 5.6% on the loans of the Company and the consolidated subsidiaries, compared to approximately 5.7% in the corresponding quarter last year. The reduction in the nominal interest is due mainly the raising of debt in the reporting period at a lower rate of interest than the debt settled in the aforementioned period; the aforesaid was offset against finance expenses for debt linked to the Israeli consumer price index, which rose by approximately 0.9%, compared to a rise of approximately 0.6% in the corresponding quarter last year. Additionally, lower floating interest rates were evidenced in part of the currencies in which the Group operates.

Finance income

Finance income totaled approximately NIS 41 million in the third quarter of 2012, compared to approximately NIS 15 million in the corresponding quarter last year. Finance income in the third quarter of 2012 was mainly comprised of interest income of approximately NIS 19 million (in the corresponding quarter last year – interest income of approximately NIS 14 million) and income of approximately NIS 4 million from the realization of securities and dividend income (in the corresponding quarter last year – income of approximately NIS 4 million).

26

Taxes on income (tax benefit)

Taxes on income in the third quarter of 2012 are mainly comprised of deferred tax expenses of approximately NIS 106 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the change in the fair value of financial derivatives, compared to deferred tax income totaling approximately NIS 32 million in the corresponding quarter last year. In addition, taxes on income in the third quarter of 2012 also include the Group companies’ current tax expenses of approximately NIS 9 million, compared to approximately NIS 1 million in the corresponding quarter last year. As to details regarding an amendment to IAS 12 and its effect on the financial statements, refer to notes 2.b and 6 of the financial statements.

2.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (generated from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in associates, other investments and the payment of dividends.

As of September 30, 2012, the liquid assets available to the Company and its consolidated subsidiaries, including short-term investments, totaled approximately NIS 2.0 billion, and approximately NIS 2.5 billion at the end of 2011. In addition, as of September 30, 2012, the Company and its consolidated subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of approximately NIS 6.3 billion, compared to approximately NIS 5.4 billion as of December 31, 2011.

As of September 30, 2012, the Company and its consolidated subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling approximately NIS 8.3 billion.

As of September 30, 2012, the Company and its consolidated subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of approximately NIS 38.3 billion.

As of September 30, 2012, the Company, according to its consolidated financial statements and also according to its stand-alone financial statements, has a negative working capital amounting to approximately NIS 2,456 million and approximately NIS 795 million, respectively. At the same time, the Company, on both a consolidated and a stand-alone basis (including wholly-owned subsidiaries), has unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to approximately NIS 6.3 billion and approximately NIS 2.0 billion, respectively. In line with Group policy, the Group use to finance its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. For details regarding: rights issuance by CTY subsequent to the Reporting Date, refer to note 4.a of the financial statements; a debenture offering by EQY subsequent to the Reporting Date, refer to note 4.b of the financial statements; and engaging in a new credit facility by CTY, refer to note 3.c.4 of the financial statements.

27

The stand-alone financial statements of the Company indicate the existence of a warning sign, as defined in Regulation 10(b)(14) of the Securities Regulations (Immediate and Periodic Reports), 1970, pertaining to negative cash flows from operating activities (totaling approximately NIS 347 million) and negative working capital (as detailed above). Due to the existence of this warning sign, the Company’s Board of Directors has examined the liabilities of the Company for the cash flow forecast period (i.e., through the end of 2014) and the sources of finance available for the repayment of these liabilities (as detailed above). The Company’s Board of Directors has determined that, in light of the above sources that are available to the Company and in light of the fact that the stand-alone financial statements of the Company do not include the accounts of the Company’s wholly-owned subsidiaries through which it operates, there is no reasonable doubt that, during the cash flow forecast period, the Company would not be able to meet its existing and anticipated liabilities when they fall due, and that the existence of negative working capital is not sufficient to indicate that the Group has a liquidity problem.

Cash flows

Cash inflows from operating activities in the reporting period and in the third quarter of 2012 totaled approximately NIS 963 million and approximately NIS 568 million, respectively, compared to approximately NIS 892 million and approximately NIS 602 million, respectively, in the corresponding periods last year. Neutralizing timing differences with respect to payments to third parties (as referred to below), the cash inflows from operating activities in the reporting period and in the third quarter of 2012 totaled approximately NIS 1,186 million and approximately NIS 634 million, respectively, compared to approximately NIS 849 million and approximately NIS 300 million, in the corresponding periods last year.

	For the 9 months		For the 3 months
	ended September 30		ended September 30
	2012	2011	2012	2011
	NIS in millions
Net cash provided by operating activities	963	892	568	602
Neutralization of changes in asset and liability items, net [1]	223	(43)	66	(302)

	1,186	849	634	300

In the reporting period, the activities of the Company and its consolidated subsidiaries were funded by means of equity raisings in an amount of NIS 1,541 million, by means of the issuance of debentures and convertible debentures in a net amount of approximately NIS 1,790 million and by means of the realization of investments in available-for-sale securities and deposits in a net amount of approximately NIS 337 million. The proceeds from the above sources were used primarily for the acquisition of investment property and the development of new properties in a net amount of approximately NIS 2,941 million, for the repayment of loans and credit facilities in a net amount of approximately NIS 519 million, for the grant of loans to partners and others in a net amount of approximately NIS 191 million and also for investments in investees in a net amount of approximately NIS 401 million.

In the third quarter of 2012, the activities of the Company and its consolidated subsidiaries were funded by means of equity raisings in an amount of approximately NIS 1,466 million. The proceeds from the above sources were used primarily for the acquisition of investment property and the development of new properties in a net amount of approximately NIS 1,027 million, for the repayment of debentures and convertible debentures in a net amount of approximately NIS 382 million, for investments in investees in an amount of approximately NIS 207 million, for investment in available-for-sale securities and deposits in a net amount of approximately NIS 140 million.

[1]	Refer to the consolidated statements of cash flows.

28

2.7.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures (series A and/or series C and/or series F) with a scope of NIS 50 million. The program was originally intended to run through December 31, 2011; however in January 2012 it was extended to December 31, 2012 (and was also broadened to encompass series B debentures as well). On August 20, 2012, the Company’s Board of Directors approved the extension of the term of the repurchase program until August 20, 2013, to add the possibility of repurchasing debentures from series D, E, I, J and K, and to also increase the scope of the program up to a total cost of NIS 100 million. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of September 30, 2012 and shortly before the publication date of this report, the Company had repurchased debentures with a par value of approximately NIS 4 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01- 273129), January 4, 2012 (Reference No.: 2012-01-006039) and August 21, 2012 (2012-01-215097).

3.	Reporting of Exposure to Market Risks and their Management

3.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 27, 2012, the approval date of the Company’s annual report for 2011, there have not been any material changes in the types of market risks to which the Company is exposed and their management.

3.2.	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group’s requirements and markets conditions. Generally, the Company believes in raising debt with a long-term maturity and bearing fixed interest (although such debt is usually more expensive than debt with a short-term maturity), with the aim of maintaining maximum financial flexibility and reducing exposure to sharp changes in variable interest. The Group maintains a balance between variable and fixed interest, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. Among other considerations there is an attempt to maintain a balance that preserves a certain alignment with the asset management strategy, which is mainly related to the mix of tenants and the construction activity of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are generally more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods interest rates are generally likely to fall (during periods of economic crisis, policy makers tend to adopt expansionary monetary policies of interest reduction, in order to stimulate growth in their economies). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with the aforementioned characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the level of flexibility in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to assume debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

3.3.	Changes in foreign currency exchange rates – From January 1, 2012 through September 30, 2012, the New Israeli Shekel devalued against the Canadian Dollar, the U.S. Dollar and the Euro by approximately 6.8%, 2.4% and 2.6%, respectively. As to the effect of exchange rates on the Company’s equity, refer to the linkage bases report as of September 30, 2012, attached as Appendix A to the Directors’ Report. In addition, from September 30, 2012 until shortly before the date of approval of this report, the New Israeli Shekel strengthen against the U.S. Dollar, the Canadian Dollar and the Euro by approximately 1.0%, 2.8% and 1.4%, respectively.

29

In addition, some of the Company’s liabilities (with respect to its operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2012 through September 30, 2012, the (known) consumer price index rose by 2.1%. As to the effect of changes in the consumer price index on the equity of the Company, refer to the linkage bases report as of September 30, 2012, attached as Appendix A to the Directors’ Report. In addition, from September 30, 2012 until shortly before the date of approval of this report, the (known) consumer price index fell by 0.2%.

3.4.	During the period from January 1, 2012 through the date on which the financial statements were signed, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company’s policies during the meetings at which the financial statements as of December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012 were approved.

3.5.	As in the past, the Company maintains as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are taken out. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company strives to hold its equity in the currencies of the various markets in which it operates and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar), with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of September 30, 2012, refer to the table attached as Appendix B to the Directors’ Report.

As of September 30, 2012, the economic exposure of the Company’s equity to the various currencies is distributed as follows 1 :

[1]	Refer to Appendix B to the Directors’ Report.

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4.	Corporate Governance Aspects

4.1	Donations

The Company customarily makes donations to charities and to projects for community welfare and education in the various countries in which it operates. Within the framework of this activity the Company has pledged to support a number of institutions through a perennial donation framework, as follows:

A.	Initiative for “Supporting the South” – In 2011, the Company’s Board of Directors approved the establishment of a project to support the education of youngsters in southern Israel, mainly through the grant of scholarships, the support of youth centers and assistance to schools. A budget framework of NIS 7 million per annum was also approved for projects.

B.	The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, Israel, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management (The Gazit-Globe Institute). The Company has pledged to donate a total amount of U.S.$ 2.9 million to the IDC through 2018.

C.	The Company has “adopted” a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project. Within the framework of this project, the Company has pledged to make an annual donation of NIS 100 thousand for 3 years (commenced in 2010).

In addition, the Group makes donations to numerous other institutions.

In the reporting period, the Group’s donations amounted to approximately NIS 2,898 thousand.

4.2	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor

On October 31, 2012, the Company appointed Mr. Itzik Naftalin as the Company’s internal auditor.

Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd. Mr. Naftalin was appointed in place of Mr. Joseph Ginossar, a partner of Fahn Kanne Control Management Ltd., as part of the rotation between the partners of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party?

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity

The internal auditor does not serve in other positions at the Company or at related entities.

Other duties of the internal auditor within the Company

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise employed by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

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Method of the internal auditor’s appointment

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization

Within the organization, the internal auditor reports to the President of the Company.

32

4.3	Disclosure Regarding the Financial Statements’ Approval Process

As resolved by the Company’s Board of Directors, the Company’s Audit and Financial Statements Review Committee is responsible for the ultimate audit in the Company. As part of this role, the Audit and Financial Statements Review Committee discusses, inter alia, the Company’s financial statements, including audit topics relating to control, and presents its recommendations to the Board of Directors. Hence, the committee that conducts the review of the financial statements (as defined in the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010) is the Company’s Audit Committee.

The four members appointed to the Audit and Financial Statements Review Committee are Messrs. Yair Orgler (an external director and the Chairman of the Committee), Noga Knaz (an external director), Shay Pilpel (an independent director) and Chaim Ben-Dor. All the members of the Committee are classified as possessing accounting and financial expertise.

For details regarding the qualifications, education, experience and know-how of the above directors, which form the basis for the Company deeming these directors to be capable of reading and understanding the financial statements and to possess accounting and financial expertise, refer to Regulation 26 of Chapter D of the Company’s 2011 Periodic Report. All the above directors have provided a declaration, in accordance with the meaning thereof in Regulation 1 of the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010.

A meeting of the Audit and Financial Statements Review Committee, within the framework of which the committee’s recommendations to the Board of Directors were discussed and formulated, was held on November 21, 2012. All the members of the Audit and Financial Statements Review Committee attended the meeting, as did the Company’s President, Mr. Aharon Soffer, the Company’s Senior Executive Vice President and CFO, Mr. Gil Kotler, the Company’s Senior Executive Vice President, General Counsel and Company Secretary, Mr. Eran Ballan, the Company’s Vice President and Controller, Mr. Rami Vaisenberger, the Company’s Chief Accounting Officer, Mr. Shlomi Cohen, representatives that advise the Company on behalf of the independent auditors, and representatives of the law firm that advises the Company.

As part of the Financial Statements approval process by the Board of Directors and their inspection by the Audit and Financial Statements Review Committee, a draft of the financial statements, a draft of the other parts of the quarterly report, as well as a draft of the presentation reviewing the operations in the reporting period, were sent for the perusal of the members of the committee several days before the date of the meeting of the Audit and Financial Statements Review Committee.

During the meetings of the Audit and Financial Statements Review Committee, the Senior Executive Vice President and CFO, Mr. Gil Kotler, provided a review of the Company’s financial position, its operating results and its cash flows, and presented data concerning the Company’s activities together with a comparison to prior periods. During the discussion, the Company’s management (including, the President of the Company, the Senior Executive Vice President and CFO of the Company and the Controller of the Company) reviewed the major financial reporting issues that arose in the course of preparing the financial statements, including a review of transactions not within the normal course of business, the assessments and estimates applied in connection with the financial statements, the principles applied in assessing the fair value of the Company’s investment property and of its other assets and liabilities on which the data in the financial statements are based, internal controls relating to the financial reporting, matters relating to the completeness and fairness of the disclosures in the financial statements, aspects of the accounting policy adopted and changes thereto, the accounting treatment applied with regard to material matters, and the possible effect on the financial statements of significant risks and exposures. The representative of the independent auditors presented to the committee the principle issues that arose in the course of their work reviewing the financial statements. Management and the Company’s independent auditors responded to questions from the directors with regard to the financial statements and to all matters discussed at the committee’s meeting.

33

The Audit and Financial Statements Review Committee drew up its recommendations with regard to the approval of the financial statements and these were presented (in writing) to the rest of the members of the Board of Directors shortly after the committee’s meeting.

The Company’s Board of Directors discussed the recommendations of the Audit and Financial Statements Review Committee at the meeting of the Board of Directors on November 26, 2012 at which approval of the financial statements was discussed. In the opinion of the Board of Directors, the recommendations of the committee were presented a reasonable time prior to the discussion of the Board of Directors, taking into consideration the scope and complexity of the recommendations and also considering the fact that the draft of the financial statements had been sent in advance to all members of the Board of Directors in reasonable time. The period determined by the Board of Directors as being a “reasonable time” for this purpose is between two and four business days, in accordance with the actual circumstances of the financial statements presented for approval, including their complexity and the unique issues contained therein.

At the meeting of the Board of Directors at which the said financial statements were approved, all members of the Board of Directors serving on the date of approval of the financial statements were present (for the names of the members of the Board of Directors and their other particulars, refer to Regulation 26 in Chapter D of the 2011 Periodic Report), as well as all the parties who had attended the meetings of the Audit and Financial Statements Review Committee, as detailed above.

During the meeting of the Board of Directors at which the financial statements were discussed and approved, the Company’s management reviewed the financial position, the operating results and the cash flows of the Company, while making reference to various material matters and issues.

5.	Disclosure Regarding the Financial Reporting of the Company

5.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding a rights issuance by CTY of approximately EUR 91 million and the Company’s participation in this offering, refer to note 4.a of the financial statements.

B.	For details regarding a debenture offering by EQY of approximately U.S.$ 300 million, refer to note 4.b of the financial statements.

C.	On November 14, 2012, DBRS rating agency announced that it was upgrading the credit rating of FCR to BBB (HIGH), with a Stable Outlook.

D.	On November 20, 2012, Moody’s rating agency announced that it was upgrading the credit rating of FCR to Baa2, with a Stable Outlook.

5.2	Critical Accounting Estimates

In the course of preparing the financial statements, the Group’s management is required to make estimates and assessments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Management bases its estimates and assessments, including those prepared by independent external professional parties (e.g., appraisers and assessors), on past experience and other factors that, in its opinion, are relevant taking the particular circumstances into account. Actual results could differ from these assessments under different assumptions or conditions.

In the reporting period, no changes occurred in the critical estimates which have the potential to materially affect the financial statements, apart from the revaluation of financial derivatives and the purchase price allocation (PPA) with respect to the acquisition of ATR shares.

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6.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

6.1.	Collateral for Debentures (Series J)

The Company’s commitments pursuant to the debentures (series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). No material changes have occurred in the value of the pledged properties as of September 30, 2012, compared to their value as presented in the 2011 Periodic Report.

6.2.	For details regarding an offering of debentures (series D and series K) through extending the series, refer to note 3.c.1 of the financial statements.

6.3.	For details regarding an offering of debentures (series J) and warrants exercisable into debentures (series K), refer to note 3.c.1 of the financial statements.

6.4.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook from Positive to Stable.

6.5.	On August 9, 2012 and on September 23, 2012, a meeting of the debenture (series D) holders and the Court, respectively, approved the appointment of Hermetic Trust (1975) Ltd. as trustee for the debentures (series D) in place of Aurora Fidelity Trust Co. Ltd.

November 26, 2012
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

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Appendix A to the Directors’ Report

Linkage Bases Report

	As of September 30, 2012
	In NIS linked to the Consumer Price Index	In U.S.$ or linked thereto	In C$ or linked thereto	In EUR or linked thereto	In non- CPI- linked NIS	Other currencies	Unlinked	Total
	NIS in millions
Monetary assets
Cash and cash equivalents	74	278	775	233	19	42	—	1,421
Short-term deposits and loans	93	50	291	32	—	—	—	466
Securities at fair value through profit or loss	—	—	—	—	—	—	110	110
Trade receivables and other accounts receivable	12	142	99	160	475	32	184	1,104
Other long-term investments, loans and receivables	163	463	133	1	9	2	—	771
Available-for-sale financial assets	—	—	—	—	—	—	380	380
Financial derivatives	—	—	—	—	—	—	904	904
Deferred taxes	—	—	—	—	—	—	221	221

	342	933	1,298	426	503	76	1,799	5,377
Non-monetary assets[1]	—	16,352	27,114	13,633	3,303	6,024	124	66,550

Total assets	342	17,285	28,412	14,059	3,806	6,100	1,923	71,927

Monetary liabilities
Credit from banks and others	61	—	37	236	95	—	—	429
Trade payables and other accounts payables	92	218	586	180	804	166	153	2,199
Advances from customers and buyers of apartments	—	—	—	—	—	—	263	263
Liabilities attributable to assets held for sale	—	—	167	—	9	—	—	176
Debentures	[2]7,365	2,869	5,463	1,118	[3]1,772	—	—	18,587
Convertible debentures	—	—	1,279	215	—	—	—	1,494
Interest-bearing liabilities from financial institutions and others	345	4,851	7,460	5,724	2	3,046	—	21,428
Financial derivatives	—	—	—	—	—	—	495	495
Other financial liabilities	3	68	143	31	—	6	88	339
Employee benefit liabilities, net	—	—	—	—	7	—	2	9
Deferred taxes	—	—	—	—	—	—	2,995	2,995

Total liabilities	7,866	8,006	15,135	7,504	2,689	3,218	3,996	48,414

Assets, net of liabilities	(7,524)	9,279	13,277	6,555	1,117	2,882	(2,073)	23,513

[1]	Mainly investment property, investment property under development and fixed assets.
[2]	Of the total of NIS 7,365 million, the Company has cross-currency swap transactions on an amount of NIS 2,910 million.
[3]	Of the total of NIS 1,772 million, the Company has cross-currency swap transactions on an amount of NIS 1,627 million.

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Appendix B to the Directors’ Report

Additional Information regarding Currency Exposure

as of September 30, 2012

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of September 30, 2012. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in New Israeli Shekels1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	Total in NIS
Assets in original currency	2,958	2,213	2,531	3,277
Assets in NIS	2,958	8,657	12,819	13,093	37,527
% of total assets	8	23	34	35	100
Liabilities in original currency	9,052	1,196	1,395	1,875
Cross-currency swap transactions in original currency	(6,271)	263	498	557
Liabilities in original currency	2,781	1,459	1,893	2,432
Liabilities in NIS adjusted for swaps	2,781	5,708	9,588	9,717	27,794
% of total liabilities	10	21	34	35	100
Total equity in original currency	177	754	638	845
Total economic equity [3] in NIS	177	2,949	3,231	3,376	9,733
% of total equity	2	30	33	35	100

[1]	According to currency exchange rates as of September 30, 2012.
[2]

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with accounting principles, but according to the Company’s holding percentages in each of the consolidated subsidiaries at the stated date.

[3]	Represent the Company’s shareholders equity neutralized the provision for deferred taxes with respect to the revaluation of investment property

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UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2011

PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2011 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 23, 2012, the Company distributed a dividend to its shareholders in the amount of approximately NIS 66 million (NIS 0.40 per share).

B.	On July 3, 2012, the Company distributed a dividend to its shareholders in the amount of approximately NIS 66 million (NIS 0.40 per share).

C.	For details regarding the dividend declared by the Company subsequent to the Reporting Date, refer to note 4.d of the financial statements.

D.	For details regarding the updating of the Company’s 2013 dividend policy, see paragraph 2.3 of the Directors’ Report.

Update to Section 6 – Acquisition, development and operation of shopping centers in the U.S.

A.	For details regarding EQY’s entering into of a U.S.$ 250 million unsecured term loan, and the swap contract of fixing the Libor interest that the loan bears, refer to note 3.c.2 of the financial statements.

B.	For details regarding the public offering by EQY of 3.1 million shares and a private issuance of 0.5 million EQY shares to a wholly-owned subsidiary of the Company, refer to note 3.a.1 of the financial statements.

C.	For details regarding a public offering completed by EQY, through its shelf prospectus, of U.S.$ 300 million par value of unsecured debentures, bearing annual interest rate of 3.75%, subsequent to the Reporting Date, refer to note 4.b of the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding the public offering in Canada made by FCR, through its a shelf prospectus, of C$ 75 million par value of unsecured convertible debentures (series H) bearing annual interest rate of 4.95%, refer to note 3.b.1 of the financial statements.

B.	For details regarding the public offering in Canada made by FCR of C$ 52.5 million par value of unsecured convertible debentures (series I), bearing annual interest rate of 4.75%, refer to note 3.b.1 of the financial statements.

C.	For details regarding the public offering in Canada made by FCR of C$ 175 million par value of unsecured debentures (series N), bearing annual interest rate of 4.50%, refer to note 3.c.3 of the financial statements.

D.	For details regarding the public offering in Canada made by FCR of C$ 150 million par value of unsecured debentures (series O), bearing annual interest rate of 4.43%, refer to note 3.c.3 of the financial statements.

E.	For details regarding the early mandatory redemption of C$ 97 million par value of debentures (series D) by FCR, refer to note 3.c.3 of the financial statements.

F.	For details regarding the public offering in Canada made by FCR of 2.5 million units, comprised of one common share and one common share purchase warrant, at a price of C$ 18.75 per unit and for a total consideration of approximately C$ 47 million, refer to note 3.a.2 of the financial statements.

G.	For details regarding the public offering in Canada made by FCR of 12.5 million units, comprised one common share and one quarter common share purchase warrant, at a price of C$ 19.22 per unit and for a total gross consideration of approximately C$ 240 million, refer to note 3.a.2 of the financial statements.

H.	On November 14, 2012, DBRS upgraded the credit rating of FCR to BBB (HIGH) from BBB, with a Stable Outlook.

I.	On November 20, 2012, Moody’s upgraded the credit rating of FCR to Baa2 from Baa3, with a Stable Outlook.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

A.	For details regarding the public offering in Finland made by CTY of EUR 150 million par value of unsecured debentures, bearing annual interest rate of 4.25%, refer to note 3.c.4 of the financial statements.

B.	For details regarding the EUR 360 million unsecured credit facility agreement entered into by CTY, refer to note 3.c.4 of the financial statements.

C.	For details regarding the sale of all CTY’s convertible debentures owned by the Company to third parties and to CTY, refer to note 3.b.2 of the financial statements.

D.	For details regarding the acquisition of CTY shares by the Company through the Helsinki stock exchange trades, refer to note 3.d.4 of the financial statements.

E.	For details regarding a rights issuance made by CTY, subsequent to the Reporting Date, and the Company’s participation in the rights issuance, refer to note 4.a of the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.	For details regarding the acquisition of ATR shares by the Company through the Vienna stock exchange, refer to note 3.d.3 of the financial statements.

B.	For details regarding ATR offer to repurchase up to EUR 100 million par value of debentures, see note 3.c.5 of the financial statements.

C.	On September 6, 2012, S&P rating agency upgraded ATR’s short and long term credit rating to A- 3/BBB from B/BB+, with a Stable Outlook. In addition, on October 8, 2012, Fitch Ratings upgraded ATR’s credit rating to BBB- from BB+, with a Stable Outlook.

Update to Section 10 – Initiation, development, management and construction of real estate projects

For details regarding offering made by Dori Group, through its a shelf prospectus, of approximately NIS 62 million par value of debentures (series F), refer to note 3.c.6 of the financial statements.

Update to Section 11.5 – GAA

For details regarding the plan of arrangement between the Company GAA and FCR, to purchase all of the common shares of GAA not beneficially owned by the Company and the sale of the investment property of GAA to FCR, refer to note 3.d.5 of the financial statements.

Update to Section 11.9 – RSC

For details regarding the sale of 12 senior housing facilities by RSC for a total consideration of U.S.$ 230 million and the sale of additional properties subsequent to the Reporting Date, refer to note 3.d.6 of the financial statements.

Update to Section 20 – Financing

A.	For details regarding a private placement of NIS 130 million par value of debentures (series J) by the Company to institutional investors, together with approximately 2.6 million warrants (non-listed) that were exercisable into NIS 260 million par value of debentures (series K), refer to note 3.c.1 of the financial statements.

B.	For details regarding a private placement of NIS 185 million par value of debentures (series D) by the Company to institutional investors, together with approximately 1.85 million warrants (non-listed) that were exercisable into NIS 185 million par value of debentures (series K), refer to note 3.c.1 of the financial statements.

C.	On June 28, 2012, the Company entered into a five year agreement with an Israeli bank to extend a U.S.$ 200 million credit facility. No other material changes has made to the rest of the principal terms of the credit facility.

D.	During August 2012, a wholly-owned U.S. subsidiary of the Company signed a two-year, U.S.$ 50 million credit facility agreement with a foreign bank. The credit facility is guaranteed by the Company and is secured by a pledge on EQY shares.

E.	For details regarding the agreement singed by the Company in September 2012, with institutional investor for an unsecured term loan of U.S.$ 76.6 million, refer to note 3.c.1 of the financial statements.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline

Regarding Investment Property Activity

G ONE

	Quarter 3 2012	Quarter 2 2012	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	287,400	285,000	282,000	282,000
Building rights and other adjustments (NIS in 000’s)	16,000	16,000	16,000	16,000
NOI in the period (NIS in 000’s)	5,613	5,075	5,017	20,125
Revaluation gains (losses) in the period (NIS in 000’s)	2,199	3,195	(86)	17,047
Average occupancy rate in the period	100%	98%	98%	100%
Rate of return (%)	7.2%	7.1%	7.1%	7.1%
Average annual rental per sq. meter (NIS)	828	821	819	797
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—	—

G TWO

	Quarter 3 2012	Quarter 2 2012	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	264,200	262,000	258,900	258,900
Land reserve and building rights (NIS in 000’s)	45,000	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	4,789	4,499	4,677	18,953
Revaluation gains (losses) in the period (NIS in 000’s)	2,089	2,890	(571)	24,649
Average occupancy rate in the period	100%	98%	99%	100%
Rate of return (%)	7.0%	7.0%	7.2%	7.3%
Average annual rental per sq. meter (NIS)	843	854	859	841
Average annual rental per sq. meter in leases signed in the period (NIS)	960	—	—	—

G CINEMA CITY

	Quarter 3 2012	Quarter 2 2012	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	445,300	441,900	437,000	437,000
NOI in the period (NIS in 000’s)	7,895	7,534	8,300	30,758
Revaluation gains (losses) in the period (NIS in 000’s)	3,374	5,029	(219)	49,317
Average occupancy rate in the period	100%	100%	100%	100%
Rate of return (%)	7.1%	6.9%	7.1%	7.0%
Average annual rental per sq. meter (NIS)	1,400	1,367	1,378	1,358
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

UNAUDITED

INDEX

Page

Auditors’ Review Report	2

Consolidated Statements of Financial Position	3 - 4

Consolidated Statements of Income	5

Consolidated Statements of Comprehensive Income	6

Consolidated Statements of Changes in Equity	7 - 11

Consolidated Statements of Cash Flows	12 - 16

Notes to Interim Consolidated Financial Statements	17 - 39

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Auditors’ review report to the shareholders of Gazit-Globe Ltd.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of September 30, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for this interim period in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

we did not review the condensed interim financial information of companies presented on equity basis, investment in which amounted to a total of NIS 4,043 million as of September 30 2012 and the Group’s share in the earnings of these companies amounted NIS 171 million and NIS 04 million for the periods of six and three months then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 26, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,421	842	1,539
Short-term deposits and loans	466	363	770
Marketable securities at fair value through profit or loss	110	106	97
Available-for-sale financial assets	22	42	67
Financial derivatives	78	96	84
Trade receivables	731	628	656
Other accounts receivable	359	373	291
Inventory of buildings and apartments for sale	686	627	697
Current tax receivable	14	24	14

	3,887	3,101	4,215

Assets classified as held for sale	1,301	2,026	714

	5,188	5,127	4,929

NON-CURRENT ASSETS

Equity-accounted investees	4,829	4,358	4,390
Other investments, loans and receivables	607	515	308
Available-for-sale financial assets	358	335	314
Financial derivatives	826	1,018	937
Investment property	55,941	48,144	51,014
Investment property under development	3,623	1,637	2,198
Non-current inventory	23	23	23
Fixed assets, net	187	155	157
Goodwill	106	136	101
Other intangible assets, net	18	81	68
Deferred taxes	221	170	160

	66,739	56,572	59,670

	71,927	61,699	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Credit from banks and others	429	286	453
Current maturities of non-current liabilities	4,565	2,401	3,525
Financial derivatives	12	29	25
Trade payables	822	657	819
Other accounts payable	1,318	1,329	1,218
Advances from customers and buyers of apartments	263	238	277
Current tax payable	59	43	53

	7,468	4,983	6,370
Liabilities attributable to assets held for sale	176	722	103

	7,644	5,705	6,473

NON-CURRENT LIABILITIES
Debentures	17,764	15,501	15,379
Convertible debentures	1,281	1,078	1,121
Interest-bearing loans from financial institutions and others	17,899	18,474	18,973
Financial derivatives	483	293	339
Other financial liabilities	339	181	277
Employee benefit liability, net	9	6	8
Deferred taxes	2,995	2,168	2,401

	40,770	37,701	38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	208	218
Share premium	3,799	3,486	3,787
Retained earnings	4,541	3,694	3,904
Foreign currency translation reserve	(282)	(878)	(728)
Other reserves	66	157	150
Loans granted to purchase shares of the Company	**) —	(4)	**) —
Treasury shares	(21)	(21)	(21)

	8,321	6,642	7,310

Non-controlling interests	15,192	11,651	12,318

Total equity	23,513	18,293	19,628

	71,927	61,699	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

November 26, 2012
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President
and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions (except per share amounts)
Rental income	3,879	3,470	1,352	1,181	4,718
Revenues from sale of buildings, land and contractual works performed	1,335	679	403	400	1,001

Total revenues	5,214	4,149	1,755	1,581	5,719

Property operating expenses	1,246	1,125	424	370	1,522
Cost of buildings sold, land and contractual works performed	1,267	656	382	392	967

Total cost of revenues	2,513	1,781	806	762	2,489

Gross profit	2,701	2,368	949	819	3,230

Fair value gain from investment property and investment property under development, net	1,472	827	441	213	1,670
General and administrative expenses	(476)	(479)	(149)	(161)	(733)
Other income	168	102	43	57	119
Other expenses	(40)	(53)	(23)	(42)	(114)
Group’s share in earnings of equity-accounted investees, net	279	277	125	80	334

Operating income	4,104	3,042	1,386	966	4,506

Finance expenses	(1,763)	(1,640)	(666)	(580)	(2,197)
Finance income	86	44	41	15	72

Profit before taxes on income	2,427	1,446	761	401	2,381
Taxes on income (tax benefit)	458	170	115	(31)	328

Net income	1,969	1,276	646	432	2,053

Attributable to:

Equity holders of the Company	733	450	187	183	719
Non-controlling interests	1,236	826	459	249	1,334

	1,969	1,276	646	432	2,053

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	4.44	2.91	1.13	1.18	4.65

Diluted net earnings	4.23	2.89	1.06	1.17	4.30

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
Net income	1,969	1,276	646	432	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations (1)	1,000	831	572	784	1,139
Realization of exchange differences on translation of foreign operations of equity-accounted investees	3	12	—	—	12
Net losses on cash flow hedges (1)	(106)	(89)	(69)	(129)	(139)
Net gains (losses) on available-for-sale financial assets	40	(21)	6	(1)	(39)
Gain on revaluation of fixed assets in jointly controlled entity	16	15	—	6	28

Total other comprehensive income	953	748	509	660	1,001

Total comprehensive income	2,922	2,024	1,155	1,092	3,054

Attributable to:

Equity holders of the Company (2)	1,183	843	431	475	1,231
Non-controlling interests	1,739	1,181	724	617	1,823

	2,922	2,024	1,155	1,092	3,054

(1) Includes Group’s share in other comprehensive income (loss) of equity-accounted investees	5	(17)	(3)	(1)	(29)

(2) Composition of comprehensive income attributable to equity holders of the Company:

Net income	733	450	187	183	719
Exchange differences on translation of foreign operations	444	423	275	347	573
Realization of exchange differences on translation of foreign operations of equity-accounted investees	2	12	—	—	12
Net losses on cash flow hedges	(53)	(41)	(37)	(63)	(66)
Net gains (losses) on available-for-sale financial assets	41	(16)	6	2	(35)
Gain on revaluation of fixed assets in jointly controlled entity	16	15	—	6	28

	1,183	843	431	475	1,231

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral par of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
				Adjustments
				from		Loans
				translation of		granted to			Non-
	Share	Share	Retained	financial	Other	purchase	Treasury		controlling	Total
	capital	premium	earnings	statements	reserves	shares	shares	Total	interests	equity
	Unaudited
	NIS in millions
Balance as of January 1, 2012 (audited) **)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628

Net income	—	—	733	—	—	—	—	733	1,236	1,969
Other comprehensive income	—	—	—	446	4	—	—	450	503	953

Total comprehensive income	—	—	733	446	4	—	—	1,183	1,739	2,922

Expiration and exercise of share options into Company’s share	*) —	12	—	—	(12)	—	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture, net of tax	—	—	102	—	(102)	—	—	—	—	—
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	3	—	—	3	32	35
Dividend declared	—	—	(198)	—	—	—	—	(198)	—	(198)
Capital issuance to non-controlling interests	—	—	—	—	126	—	—	126	1,820	1,946
Acquisition of non-controlling interests	—	—	—	—	(103)	—	—	(103)	(182)	(285)
Conversion and repurchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(523)	(523)

Balance as of September 30, 2012	218	3,799	4,541	(282)	66	*) —	(21)	8,321	15,192	23,513

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
				Adjustments
				from		Loans
				translation of		granted to			Non-
	Share	Share	Retained	financial	Other	purchase	Treasury		controlling
	capital	premium	earnings	statements	reserves	shares	shares	Total	interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2011 (audited)	208	3,474	3,422	(1,313)	220	(4)	(21)	5,986	9,205	15,191

Net income	—	—	450	—	—	—	—	450	826	1,276
Other comprehensive income (loss)	—	—	—	435	(42)	—	—	393	355	748

Total comprehensive income (loss)	—	—	450	435	(42)	—	—	843	1,181	2,024

Expiration and exercise of share options into Company’s Shares	*) —	12	—	—	(10)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Waiver of salary by controlling shareholder, net	—	—	—	—	3	—	—	3	—	3
Realization of fixed assets revaluation reserve in joint venture and initially consolidated subsidiary revaluation reserve	—	—	3	—	(3)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	6	—	—	6	36	42
Dividend declared	—	—	(181)	—	—	—	—	(181)	—	(181)
Capital issuance to non-controlling interests	—	—	—	—	31	—	—	31	1,027	1,058
Acquisition of non-controlling interests	—	—	—	—	(48)	—	—	(48)	(312)	(360)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	928	928
Conversion and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	8	8
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(422)	(422)

Balance as of September 30, 2011	208	3,486	3,694	(878)	157	(4)	(21)	6,642	11,651	18,293

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
				Adjustments
				from		Loans
				translation of		granted to			Non-
	Share	Share	Retained	financial	Other	purchase	Treasury		controlling	Total
	capital	premium	earnings	statements	reserves	shares	shares	Total	interests	equity
	Unaudited
	NIS in millions
Balance as of July 1, 2012	218	3,791	4,318	(557)	157	*) —	(21)	7,906	13,124	21,030

Net income	—	—	187	—	—	—	—	187	459	646
Other comprehensive income (loss)	—	—	—	275	(31)	—	—	244	265	509

Total comprehensive income (loss)	—	—	187	275	(31)	—	—	431	724	1,155

Expiration and exercise of share options into Company’s shares	*) —	8	—	—	(8)	—	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture, net of tax	—	—	102	—	(102)	—	—	—	—	—
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	1	—	—	1	9	10
Dividend declared	—	—	(66)	—	—	—	—	(66)	—	(66)
Capital issuance to non-controlling interests	—	—	—	—	117	—	—	117	1,681	1,798
Acquisition of non-controlling interests	—	—	—	—	(68)	—	—	(68)	(182)	(250)
Conversion and repurchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(156)	(156)

Balance as of September 30, 2012	218	3,799	4,541	(282)	66	*) —	(21)	8,321	15,192	23,513

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity Attributable to Company Shareholders
				Adjustments
				from		Less loans
				translation of		to			Non-
	Share	Share	Retained	financial	Other	purchase	Treasury		controlling
	capital	premium	earnings	statements	reserves	shares	shares	Total	interests	Total equity
	Unaudited
	NIS in millions
Balance as of July 1, 2011	208	3,482	3,569	(1,225)	244	(4)	(21)	6,253	10,842	17,095

Net income	—	—	183	—	—	—	—	183	249	432
Other comprehensive income (loss)	—	—	—	347	(55)	—	—	292	368	660

Total comprehensive income (loss)	—	—	183	347	(55)	—	—	475	617	1,092

Expiration of share options issued by the Company	—	4	—	—	(4)	—	—	—	—	—
Waiver of salary by controlling shareholder, net	—	—	*) —	—	—	*) —	—	—	—	—
Revaluation of loans to purchase shares	—	—	—	—	1	—	—	1	—	1
Realization of fixed asset revaluation reserve in joint venture and initially consolidated subsidiary revaluation reserve	—	—	3	—	(3)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	2	—	—	2	13	15
Dividend declared	—	—	(61)	—	—	—	—	(61)	—	(61)
Issue of capital to non-controlling interests	—	—	—	—	(17)	—	—	(17)	410	393
Acquisition of non-controlling interests	—	—	—	—	(11)	—	—	(11)	(134)	(145)
Conversion and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(1)	(1)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(96)	(96)

Balance as of September 30, 2011	208	3,486	3,694	(878)	157	(4)	(21)	6,642	11,651	18,293

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Adjustments from translation of financial statements	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Audited
	NIS in millions
Balance as of January 1, 2011	208	3,474	3,422	(1,313)	220	(4)	(21)	5,986	9,205	15,191

Net income	—	—	719	—	—	—	—	719	1,334	2,053
Other comprehensive income (loss)	—	—	—	585	(73)	—	—	512	489	1,001

Total comprehensive income (loss)	—	—	719	585	(73)	—	—	1,231	1,823	3,054

Issue of shares net of issue expenses	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*) —	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net	—	—	—	—	64	—	—	64	—	64
Realization of fixed assets revaluation reserve in joint venture and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	49	56
Dividend declared	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(12)	—	—	(12)	1,197	1,185
Acquisition of non-controlling interests	—	—	—	—	(44)	—	—	(44)	(341)	(385)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	928	928
Conversion and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to new IFRS standards implementation, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities:
Net income	1,969	1,276	646	432	2,053

Adjustments required to present net cash provided by operating activities:

Adjustments to profit or loss items:

Finance expenses, net	1,677	1,596	625	565	2,125
Group’s share in earnings of equity-accounted investees, net	(279)	(277)	(125)	(80)	(334)
Fair value gain from investment property and investment property under development, net	(1,472)	(827)	(441)	(213)	(1,670)
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	23	34	3	12	67
Taxes on income (tax benefit)	458	170	115	(31)	328
Impairment loss of other assets	—	—	—	—	5
Capital loss (gain), net	(6)	19	(19)	8	64
Impairment loss of assets held for sale	—	28	—	28	—
Change in employee benefit liability, net	(1)	—	—	—	3
Loss (gain) from decrease in holding interest and disposal of investees, net	3	(5)	6	(6)	(5)
Gain from bargain purchase	(134)	(84)	(15)	(58)	(102)
Cost of share-based payment	35	42	10	15	56
Salary expenses charged to capital reserve	—	5	—	1	105

	304	701	159	241	642

Changes in assets and liabilities items:
Decrease (increase) in trade receivables and other accounts receivable	(72)	(155)	(13)	152	(185)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	42	49	16	26	(78)
Increase (decrease) in trade and other accounts payable	(199)	137	(70)	122	61
Increase in tenants’ security deposits, net	6	12	1	2	14

	(223)	43	(66)	302	(188)

Net cash provided by operating activities before interest, dividend and taxes	2,050	2,020	739	975	2,507

Cash paid and received during the period for:
Interest paid	(1,494)	(1,227)	(524)	(400)	(1,536)
Interest received	37	20	11	13	31
Dividend received	383	64	318	20	96
Taxes paid	(38)	(19)	(1)	(6)	(10)
Taxes received	25	34	25	—	38

	(1,087)	(1,128)	(171)	(373)	(1,381)

Net cash provided by operating activities	963	892	568	602	1,126

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities:
Acquisition of initially consolidated subsidiary (a)	—	92	—	—	92
Initial consolidation of equity- accounted investee (b)	—	20	—	—	20
Proceeds from sale of investee	12	—	—	—	—
Investment in investees	(222)	(235)	(28)	(113)	(104)
Acquisition, construction and development of investment property	(4,344)	(4,086)	(1,493)	(1,601)	(6,477)
Investments in fixed assets	(10)	(5)	(10)	(3)	(6)
Proceeds from sale of investment property and property under development	1,413	564	476	278	2,880
Grant of long-term loans	(197)	(100)	(21)	(78)	(280)
Collection of long-term loans	6	48	5	19	103
Short-term investments, net	(6)	61	(376)	(11)	50
Investment in financial assets	(627)	(722)	(280)	(389)	(1,001)
Proceeds from sale of financial assets	970	285	516	91	506

Net cash used in investing activities	(3,005)	(4,078)	(1,211)	(1,807)	(4,217)

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
Cash flows from financing activities:

Issue of shares (net of issue expenses)	—	—	—	—	313
Repayment of loans granted for purchase of Company’s shares	**) —	—	—	—	4
Exercise of share options into Company’s shares	**) —	2	**) —	—	2
Capital issuance to non-controlling interests, net	1,541	701	1,466	285	714
Increase in the parent’s ownership in subsidiaries	(179)	(360)	(179)	(145)	(384)
Dividend paid to equity holders of the Company	(132)	(178)	(66)	(61)	(298)
Dividend paid to non-controlling interests	(494)	(444)	(131)	(125)	(567)
Receipt of long-term loans	3,566	4,019	925	1,222	6,574
Repayment of long-term loans	(3,385)	(3,677)	(701)	(1,255)	(5,518)
Receipt (repayment) of long-term credit facilities from banks, net	(676)	1,781	(357)	755	1,805
Repayment and early redemption of debentures and convertible debentures	(1,597)	(668)	(815)	(38)	(1,024)
Short-term credit from banks and others, net	(24)	70	133	(188)	202
Issue of debentures and convertible debentures	3,387	2,013	433	642	2,194

Net cash provided by financing activities	2,007	3,259	708	1,092	4,017

Exchange differences on balances of cash and cash equivalents	(83)	77	(86)	(27)	(79)

Increase (decrease) in cash and cash equivalents	(118)	150	(21)	(140)	847
Cash and cash equivalents at the beginning of the period	1,539	692	1,442	982	692

Cash and cash equivalents at the end of the period	1,421	842	1,421	842	1,539

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	*) 2011	2012	2011	*) 2011
	Unaudited				Audited
	NIS in millions
(a) Acquisition of initially consolidated subsidiary

Working capital (excluding cash and cash equivalents):

Current assets	—	(14)	—	—	(14)
Assets classified as held for sale	—	(465)	—	—	(465)
Current liabilities	—	311	—	—	311

	—	(168)	—	—	(168)

Investment property and other non-current assets	—	(1,791)	—	—	(1,791)
Non-current liabilities	—	1,066	—	—	1,066
Non-controlling interests in initially consolidated company	—	742	—	—	742
Issue of shares to non-controlling interests in EQY	—	265	—	—	265
Goodwill	—	(22)	—	—	(22)

Increase in cash and cash equivalents acquired	—	92	—	—	92

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	*) 2011	2012	2011	*) 2011
	Unaudited				Audited
	NIS in millions
(b) Initial consolidation of equity-accounted investee:

Working capital (excluding cash and cash equivalents):

Current assets	—	(1,051)	—	—	(1,051)
Current liabilities	—	980	—	—	980

	—	(71)	—	—	(71)

Non-current assets	—	(518)	—	—	(518)
Non-current liabilities	—	315	—	—	315
Non-controlling interests	—	186	—	—	186
Realization of investment accounted for using equity method	—	107	—	—	107
Loss on revaluation of previous investment	—	(25)	—	—	(25)
Gain from bargain purchase	—	26	—	—	26

Increase in cash and cash equivalents	—	20	—	—	20

(c) Significant non-cash transactions:

Conversion of convertible debentures into subsidiary’s shares	321	95	248	48	206

Acquisition of subsidiary’s shares in exchange for an issuance of shares by subsidiaries	106	265	106	—	265

Dividend payable to equity holders of the Company	66	60	66	60	—

Dividend payable to non-controlling interests	92	62	92	62	65

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of September 30, 2012 and for the nine and three months periods then ended. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2011 and for the year then ended and accompanying notes (“annual financial statements”).

b.	As of September 30, 2012 (the “reporting date”), the Group has a working capital deficiency of NIS 2,456 million. The Group has long term unutilized credit facilities in the amount of NIS 6.3 billion available for immediate withdrawal. Furthermore, subsequent to the reporting date the Group raised equity and long-term debt at amount of NIS 3.5 billion, see Notes 3c4 and 4. In addition, as of the reporting date, the Group has unencumbered investment property and investment property under development presented in the condensed interim consolidated financial statements at their fair value of NIS 38.3 billion. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

b.	Changes in accounting policies due to initial application of new IFRS standards:

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively for financial statements of periods commencing on January 1, 2012.

For the effect of the amendment, see Note 6.

c.	Early adoption of IFRS standards:

With effect from Second quarter of 2012 financial statements, the Group has early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (IAS 27 Revised”) (collectively, the “New Standards”).

The main points of the New Standards and their impact on the consolidated financial statements of the Group are described below. It should be noted that the main effect of the New Standards on the financial statements results from the implementation of the IFRS 11 and, in particular, the fact that the Group’s investments in ATR, RSC and Ronson, which were previously presented according to the proportionate consolidation method, are now presented according to the equity method since they fall within the definition of joint ventures pursuant to IFRS 11.

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management’s intentions and financial ability to exercise such rights.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), as opposed to the provisions of IAS 27 prior to its amendment which permits a choice between two consolidation models—the de facto control model and the legal control model.

Under IAS 27 prior to its amendment, the Group applied the effective control model with regard to its investments in EQY, CTY and FCR (in certain periods, as relevant). In light of the tests prescribed by IFRS 10 with respect to the existence of control in a situation where an entity holds less than a majority of the voting rights in the investee, the Group determined to continue consolidation of EQY, CTY, and FCR under IFRS 10 due, inter alia, to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares conferring voting rights, the Group’s especially high percentage of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of the aforesaid companies. For details regarding the specific criteria that the Group examines with regard to each individual company in order to determine whether effective control exists – see Note 2c of the annual financial statements.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

•

Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As referred to above, the main effect of implementing IFRS 11 is with respect to the Group investment in the companies ATR, RSC and Ronson, which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

In light of the provisions of IFRS 11 and the provisions of IAS 28 Revised, as well as there being indications of impairment of the Group’s investments in ATR and Ronson, the Group has assessed the recoverable amount of these investments according to the value in use method, in conformance with the provisions of International Accounting Standard No. 36 Impairment of Assets and found that the value in use is higher than the carrying amount. The value in use of ATR was determined based on its equity and relevant certain adjustments.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held-for-sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for the Company’s investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

IAS 27R—Separate Financial Statements

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

In connection with the effect of the new IFRS standards implementation, see Note 6.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital raising of the Group

1.	On August 14, 2012, EQY completed a public offering of 3.1 million shares at a price of U.S.$ 21.2 per share, in total consideration of U.S.$ 65.7 million (NIS 257 million), and sold 1 million EQY shares on behalf of other shareholder. EQY granted the underwriters a 30-day option to purchase up to an additional 465 thousand shares, which was fully exercised on September 7, 2012.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 500 thousands shares in consideration for U.S.$ 10.6 million (NIS 42 million).

As a result of the offering, the Company’s interest in EQY decreased from 46.7% to 45.5% and the Group recognized an equity increase at an amount of NIS 34 million which was charged to capital reserve from transactions with non-controlling interests.

2.	On August 3, 2012, FCR completed a public offering in Canada of 2.5 million units (“Units”) at a price of C$ 18.75 per Unit, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant (“Warrant”). Each Warrant is exercisable into one FCR’s common share at an exercise price of C$ 19.75 per share until August 2, 2013.

As a result of the issuance the Company’s interest in FCR decreased from 49.9% to 49.3%. The Group recognized an equity increase at an amount of C$ 4.3 million (NIS 17 million), which was charged to capital reserve from transactions with non-controlling interests.

On September 19, 2012 FCR completed a public offering in Canada of 12.5 million units (“Units”) at a price of C$ 19.22 per Unit, and for total gross consideration of C$ 240.3 million (NIS 960 million). Each Unit consists of one FCR’s common share and quarter (1/4) common share purchase warrant (“Warrant”). Each whole Warrant is exercisable into one FCR’s common share at an exercise price of C$ 19.75 per share until August 2, 2013.

As a result of the offering, the Company’s interest in FCR decreased from 49.9% to 46.8% (after considering the GAA arrangement, see Note 3d5) and the Group recognized an equity increase at an amount of C$19.8 million (NIS 76 million), which was charged to capital reserve from transactions with non-controlling interests.

3.	On January 12, 2012, Dori Group issued 20.2 million ordinary shares, by way of rights offering for an immediate gross consideration of NIS 27.3 million. As part of the offering, Gazit Development acquired 15 million Dori Group’s shares. As a result of the offering, Gazit Development interest in Dori Group increased to 73.9%.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

b.	Convertible debt raising and redemption by the Group

1.	On February 15, 2012, FCR redeemed the remaining C$ 19.3 million (NIS 72 million) par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according to FCR’s right to redeem these debentures for shares, at a conversion price of 97% of the weighted average of FCR’s share price during the 20 trade days ending on February 8, 2012.

On February 16, 2012, FCR completed a public offering in Canada of C$ 75 million (NIS 279 million) par value unsecured convertible debentures (series H). The convertible debentures bear annual interest rate of 4.95%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 23.75 per share on each day from their listing for trade and payable on March 31, 2017.

On May 22, 2012, FCR completed a public offering in Canada of C$ 52.5 million (NIS 196 million) par value unsecured convertible debentures (Series I). The convertible debentures bear annual interest rate of 4.75%, payable in two semi annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 26.75 – C$ 27.75 (subject to the date of conversion) per share on each day from their listing for trade and payable on July 31, 2019.

According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR shares during the 20 days prior to the repayment.

2.	During the months July and August 2012, CTY repurchased € 30 million (NIS 152 million) par value of its subordinated convertible debentures issued on August 2, 2006, including convertible debenture that were held by the Company, as detailed Below:

During August 2012, the Company sold its entire investment in CTY convertible debentures, amounted to € 42 million (NIS 207 million) par value, in consideration for € 42.2 million (NIS 208 million) comprised sale of € 22 million par value to third party and € 20 million par value to CTY as aforesaid.

c.	Debentures and loans raising and redemption by the Group

1.	On January 22, 2012, the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable by February 29, 2012 (the “expiration date”) into to NIS 222 million par value debentures (Series K), for an immediate consideration of NIS 226 million.

By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) for additional consideration of NIS 224 million.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

On May 7, 2012, the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable by June 14, 2012 (the “expiration date”) into NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175 million.

By the expiration date, 600 thousand options were exercised into NIS 60 million par value debentures (Series K) for additional consideration of NIS 62.5 million. The remaining options were expired.

On September 27, 2012 the Company engaged in an agreement with institutional investor, of a U.S.$ 76.6 million (NIS 300 million) unsecured term loan which matures on December 2022. The term loan bears fixed annual interest rate of 5.52%, payable semi annually in June and December. The term loan agreement includes financial and other customary covenants.

2.	On February 13, 2012 EQY announced that it has entered into a U.S.$ 200 million (NIS 743 million) unsecured term loan which matures in February 2019. The term loan bears interest at the annual rate of U.S. LIBOR plus 190 basis points subject to a pricing grid for changes in EQY’s credit ratings. EQY also entered into interest rate swap converting the term loan’s LIBOR rate to a fixed interest rate, providing EQY an effective fixed interest rate on the term loan of 3.46% per annum based on EQY’s current credit rating.

During the reporting period and according to the loan terms, EQY increased the loan to U.S.$ 250 million (NIS 981 million).

3.	On April 4, 2012, FCR completed a public offering in Canada of C$ 175 million (NIS 652 million) par value unsecured debentures (Series N). The debentures bear fixed annual interest rate of 4.5%, and are payable in one principal installment on March 1, 2021.

During the months June and July, 2012, FCR completed a public offering in Canada of C$ 150 million (NIS 567 million) par value unsecured debentures (series O). The debentures bear fixed annual interest rate of 4.43% and are payable in one principal installment in January 31, 2022.

On August 29, 2012, FCR redeemed C$ 97 million (NIS 371 million) par value of unsecured debentures (series D) instead of the original redemption date on April 1, 2013, in consideration for C$ 99.2 million (NIS 379 million) and the unpaid accrued interest.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

4.	On May 4, 2012, CTY issued € 150 million (NIS 743 million) par value unsecured debentures. The debentures carry fixed annual interest rate of 4.25% and mature on May 17, 2017.

On September 4, 2012 CTY entered into a € 360 million (NIS 1.8 billion) unsecured credit facility, consist of € 190 million (NIS 962 million) Bullet term loan and a € 170 million (NIS 861 million) revolving credit facility (collectively: The Credit Agreement). The Credit Agreement bears interest rate of Eurobor plus 2.2% margin, which is subject to CTY’s interest coverage ratio covenant and to the utilization of the revolving credit facility. The Credit Agreement period is on average five years. The drawdown of the new loan and the repayment of the facilities that will be refinanced with the new loan will take place during November 2012.

5.	On May 31, 2012, ATR published a purchase offer for € 100 million (NIS 495 million) par value debentures of various series, with original redemption dates falling in 2013, for a consideration of € 1,030 for each € 1,000 par value debentures. The purchase offer was valid through June 28, 2012.

Pursuant to the purchase offer, ATR purchased € 50.6 million (NIS 250 million) par value of the aforesaid debentures, in consideration for € 52.1 million (NIS 257 million).

6.	On January 30, 2012, Dori Group completed a public offering of NIS 62 million par value of its debentures (series F), by way of series expansion, in consideration for NIS 71 million.

7.	During August 2012, a wholly owned U.S. subsidiary of the Company entered into a two-year U.S. $ 50 million (NIS 196 million) credit facility agreement with foreign bank. The credit facility is guaranteed by the Company and secured by a pledge on EQY shares.

d.	Other events

1.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook to stable.

2.	On September 6, 2012 S&P upgraded ATR’s long and short-term corporate credit rating to investment grade level of BBB-/A-3 from BB+/B, respectively with a stable outlook.

In addition, on October 8, 2012 Fitch Ratings upgraded ATR’s credit rating to BBB- from BB+ with a stable outlook.

3.	During the reporting period, a wholly-owned subsidiary purchased additional 11 million ATR shares through the Vienna stock exchange, in consideration for € 39.6 million (NIS 195 million). As a result of the purchases, the Company’s interest in ATR increased to 34.5% and the Company recognized a gain from bargain purchase at the amount of € 27.2 million (NIS 134 million), presented in other income line item.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

4.	During the reporting period, the Company purchased additional NIS 1.5 million CTY shares through the Helsinki stock exchange, in consideration for € 3.5 million (NIS 18 million).

As a result of the purchases, the Company’s interest in CTY increased to 48.6% and the Company recognized an equity increase at an amount of NIS 10 million which was charged to capital reserve from transactions with non-controlling interests.

5.	On August 8, 2012, the Company completed a plan of arrangement with GAA and FCR. The arrangement included the purchase of all common shares of GAA and securities convertible to GAA common shares which were not already beneficially owned by the Company which constituted 26.9% of GAA’s outstanding share capital, for cash consideration of C$ 24.6 million (NIS 94 million) and by approximately 1.5 million FCR’s common shares of FCR issued by FCR to GAA. As part of the arrangement FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. (“ProMed CA”), which owns medical office and retail properties and assumed GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR’s common shares to GAA.

As a result of the arrangement the company’s interest in FCR increased from 49.3% to 49.9%, and the indirect interest in EQY increased from 43.3% to 46.7%. The Group recognized a decreased in equity at amount of C$ 18 million (NIS 70 million) which was charged to capital reserve from transactions with non-controlling interests.

6.	On August 15, 2012, RSC completed a transaction of selling 12 wholly-owned senior housing facilities for a total consideration of U.S.$ 230 million (the Company’s share – U.S.$ 138 million). As a result of the sale, the Company recorded a gain before tax of NIS 63 million that was recorded in the Group’s share in earnings of equity accounted investment. In addition, the Company reclassified NIS 102 million representing the outstanding revaluation reserve of the sold properties, from fixed assets revaluation reserve net of tax, to increase retained earnings.

On October 31, 2012, a wholly owned subsidiary sold to its partner 10% out of its 60% stake of development project of senior housing facility in consideration for U.S.$ 2.1 million (NIS 8 million) and its remaining 12% interest in 2 additional senior housing facilities in consideration for U.S.$ 1.25 million (NIS 5 million).

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:–EVENTS AFTER THE REPORTING PERIOD

a.	On October 2, 2012 CTY completed rights issuance of approximately 49 million shares which represented 17.6% of the total share capital and voting rights, in consideration for € 90.7 million (NIS 459 million). The Company purchased in the rights issuance 23.5 million shares in consideration for € 43.5 million (NIS 219 million). There was no material change in the Company’s interest in CTY due to the rights issuance.

b.	On October 25 2012, EQY completed a public offering of U.S.$ 300 million (NIS 1.2 billion) par value of unsecured debentures. The debentures bear fixed annual interest at the rate of 3.75% and mature in one payment on November 15, 2022.

EQY intends to use the net proceeds of the offering to early redeem its U.S.$ 250 million (NIS 978 million) par value debentures that bears annual interest rate of 6.25% instead of the original redemption date in 2014. As a result of the early redemption, EQY is expected to pay the debenture holders additional accrued interest on account of the applicable make-whole premium at the amount of U.S.$ 27.8 million (NIS 109 million).

c.	On November 14, 2012 DBRS upgraded FCR’s senior unsecured debentures rating to BBB (HIGH) from BBB with stable outlook.

In addition, on November 20, Moody’s upgraded FCR’s senior unsecured debentures rating to Baa2 from Baa3 with stable outlook.

d.	On November 26, 2012 the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), payable on December 31, 2012 to the shareholders of the Company on December 17, 2012.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-OPERATING SEGMENTS

The Company reports on 5 reportable segments according to the management approach of IFRS 8. In light of the adoption of IFRS 11, jointly controlled entities are accounted for according to the equity method in the financial statements, while previously they were accounted for according the proportionate consolidation method.

Therefore, the information of the segment “shopping centers in central-eastern Europe” that was included in the past according to ATR’s proportionate share, is now included in the financial statements after IFRS 11 adoption at its full value and offset against the consolidation adjustments column.

Similarly, information of Acad, that was initially consolidated in the financial statement of the second quarter of 2011, is included in the segment “Initiation and performance of contract works” at its full value also for the first quarter of 2011, in which Acad was accounted for using the equity method, and offset against the consolidation adjustments column.

				Shopping	Initiation
			Shopping	centers in	and
	Shopping	Shopping	centers in	central-	performance
	centers in	centers in	North	eastern	of contract	Other	Consolidation
	U.S.	Canada	Europe	Europe	works	segments	adjustments	Total
	Unaudited
	NIS in millions
For the nine months ended ending September 30, 2012
Segment revenues	957	1,636	876	989	1,335	433	(1,012)	5,214

Segment results	299	976	524	557	18	285	1,445	4,104

Finance expenses, net								(1,677)

Income before taxes on income								2,427

				Shopping	Initiation
			Shopping	centers in	and
	Shopping	Shopping	centers in	central-	performance
	centers in	centers in	North	eastern	of contract	Other	Consolidation
	the U.S.	Canada	Europe	Europe	works	segments	adjustments	Total
	Unaudited
	NIS in millions
For the nine month period ending September 30, 2011 *)
Segment revenues	776	1,400	800	882	1,034	362	(1,105)	4,149

Segment results	282	853	444	560	113	170	620	3,042

Finance expenses, net								(1,596)

Income before taxes on income								1,446

*)	Retroactively adjusted to implementation of new IFRS standards, see Notes 2b and 2c.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- Eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ending September 30, 2012
Segment revenues	327	586	304	333	403	138	(336)	1,755

Segment results	68	346	203	185	—	113	471	1,386

Finance expenses, net								(625)

Income before taxes on income								761

	Shopping centers in the U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- Eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three-month ending September 30, 2011 *)
Segment revenues	164	473	276	288	400	131	(151)	1,581

Segment results	(17)	293	158	288	4	95	145	966

Financial expenses, net								(565)

Income before taxes on income								401

	Shopping centers in U.S	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- Eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ending December 31, 2011 *)
Segment revenues	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719

Segment results	335	1,151	584	711	137	142	1,446	4,506

Finance expenses, net								(2,125)

Income before taxes on income								2,381

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-OPERATING SEGMENTS (Cont.)

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
September 30, 2012	12,262	27,567	13,781	14,487	1,563	6,295	(4,028)	71,927

September 30, 2011 *)	11,709	20,222	12,812	13,725	1,499	6,812	(5,080)	61,699

December 31, 2011 *)	11,162	22,346	12,698	13,773	1,680	7,322	(4,382)	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS

In the consolidated statements of financial position as of September 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,371	(529)	—	842
Short-term deposits and loans	424	(61)	—	363
Marketable securities at fair value through profit or loss	118	(12)	—	106
Available-for-sale financial assets	42	—	—	42
Financial derivatives	96	—	—	96
Trade receivables	669	(41)	—	628
Other accounts receivable	407	(34)	—	373
Inventory of buildings and apartments for sale	1,025	(398)	—	627
Current tax receivable	30	(6)	—	24

	4,182	(1,081)	—	3,101
Assets classified as held for sale	2,026	—	—	2,026

	6,208	(1,081)	—	5,127

NON-CURRENT ASSETS

Equity-accounted investees	115	4,243	—	4,358
Other investments, loans and receivables	628	(113)	—	515
Available-for-sale financial assets	335	—	—	335
Financial derivatives	1,018	—	—	1,018
Investment property	51,613	(3,469)	—	48,144
Investment property under development	2,674	(1,037)	—	1,637
Non-current inventory	52	(29)	—	23
Fixed assets, net	709	(554)	—	155
Goodwill	136	—	—	136
Other intangible assets, net	81	—	—	81
Deferred taxes	177	(7)	—	170

	57,538	(966)	—	56,572

	63,746	(2,047)	—	61,699

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES

Credit from banks and others	355	(69)	—	286
Current maturities of non-current liabilities	2,512	(111)	—	2,401
Financial derivatives	29	—	—	29
Trade payables	689	(32)	—	657
Other accounts payable	1,443	(114)	—	1,329
Advances from customers and buyers of apartments	320	(82)	—	238
Current tax payable	44	(1)	—	43

	5,392	(409)	—	4,983
Liabilities attributable to assets held for sale	722	—	—	722

	6,114	(409)	—	5,705

NON-CURRENT LIABILITIES
Debentures	15,906	(405)	—	15,501
Convertible debentures	1,078	—	—	1,078
Interest-bearing loans from financial institutions and others	19,343	(869)	—	18,474
Financial derivatives	293	—	—	293
Other financial liabilities	284	(103)	—	181
Employee benefit liability, net	6	—	—	6
Deferred taxes	2,572	(168)	(236)	2,168

	39,482	(1,545)	(236)	37,701

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	208	—	—	208
Share premium	3,486	—	—	3,486
Retained earnings	3,574	3	117	3,694
Foreign currency translation reserve	(879)	—	1	(878)
Other reserves	157	—	—	157
Loans granted to purchase shares of the Company	(4)	—	—	(4)
Treasury shares	(21)	—	—	(21)

	6,521	3	118	6,642

Non-controlling interests	11,629	(96)	118	11,651

Total equity	18,150	(93)	236	18,293

	63,746	(2,047)	—	61,699

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of financial position as of December 31, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited	Unaudited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,961	(422)	—	1,539
Short-term deposits and loans	807	(37)	—	770
Marketable securities at fair value through profit or loss	97	—	—	97
Available-for-sale financial assets	67	—	—	67
Financial derivatives	84	—	—	84
Trade receivables	714	(58)	—	656
Other accounts receivable	331	(40)	—	291
Inventory of buildings and apartments for sale	1,128	(431)	—	697
Current tax receivable	18	(4)	—	14

	5,207	(992)	—	4,215
Assets classified as held for sale	714	—	—	714

	5,921	(992)	—	4,929

NON-CURRENT ASSETS

Equity-accounted investees	166	4,224	—	4,390
Other investments, loans and receivables	408	(100)	—	308
Available-for-sale financial assets	314	—	—	314
Financial derivatives	937	—	—	937
Investment property	54,627	(3,613)	—	51,014
Investment property under development	3,219	(1,021)	—	2,198
Non-current inventory	52	(29)	—	23
Fixed assets, net	751	(594)	—	157
Goodwill	101	—	—	101
Other intangible assets, net	69	(1)	—	68
Deferred taxes	167	(7)	—	160

	60,811	(1,141)	—	59,670

	66,732	(2,133)	—	64,599

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As	Early	Amendment	As
	previously	adoption of	of	currently
	reported	IFRS 11	IAS 12	presented
	Audited	Unaudited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	497	(44)	—	453
Current maturities of non-current liabilities	3,629	(104)	—	3,525
Financial derivatives	25	—	—	25
Trade payables	851	(32)	—	819
Other accounts payable	1,340	(122)	—	1,218
Advances from customers and buyers of apartments	380	(103)	—	277
Current tax payable	54	(1)	—	53

	6,776	(406)	—	6,370

Liabilities attributable to assets held for sale	103	—	—	103

	6,879	(406)	—	6,473

NON-CURRENT LIABILITIES
Debentures	15,782	(403)	—	15,379
Convertible debentures	1,121	—	—	1,121
Interest-bearing loans from financial institutions and others	19,899	(926)	—	18,973
Financial derivatives	353	(14)	—	339
Other financial liabilities	382	(105)	—	277
Employee benefit liability, net	8	—	—	8
Deferred taxes	2,924	(183)	(340)	2,401

	40,469	(1,631)	(340)	38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	—	—	218
Share premium	3,787	—	—	3,787
Retained earnings	3,737	1	166	3,904
Foreign currency translation reserve	(734)	—	6	(728)
Other reserves	149	—	1	150
Loans granted to purchase shares of the Company	*) —	—	—	*) —
Treasury shares	(21)	—	—	(21)

	7,136	1	173	7,310
Non-controlling interests	12,248	(97)	167	12,318

Total equity	19,384	(96)	340	19,628

	66,732	(2,133)	—	64,599

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the nine months ended September 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions (except for per share data)
Rental income	3,847	(377)	—	3,470
Revenues from sale of buildings, land and contractual works performed	901	(222)	—	679

Total revenues	4,748	(599)	—	4,149

Property operating expenses	1,285	(160)	—	1,125
Cost of buildings sold, land and contractual works performed	859	(203)	—	656

Total cost of revenues	2,144	(363)	—	1,781

Gross profit	2,604	(236)	—	2,368

Fair value gain from investment property and investment property under development, net	953	(126)	—	827
General and administrative expenses	(556)	77	—	(479)
Other income	185	(83)	—	102
Other expenses	(38)	(15)	—	(53)
Group’s share in earnings of equity-accounted investees, net	7	270	—	277

Operating income	3,155	(113)	—	3,042

Finance expenses	(1,695)	55	—	(1,640)
Finance income	50	(6)	—	44
Decrease in value of financial investments	(13)	13	—	—

Profit before taxes on income	1,497	(51)	—	1,446
Taxes on income	290	(43)	(77)	170

Net income	1,207	(8)	77	1,276

Attributable to:

Equity holders of the Company	403	9	38	450
Non-controlling interests	804	(17)	39	826

	1,207	(8)	77	1,276

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	2.60	0.06	0.25	2.91

Diluted net earnings	2.58	0.06	0.25	2.89

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the three months ended September 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions (except for per share data)
Rental income	1,309	(128)	—	1,181
Revenues from sale of buildings, land and contractual works performed	430	(30)	—	400

Total revenues	1,739	(158)	—	1,581

Property operating expenses	426	(56)	—	370
Cost of buildings sold, land and contractual works performed	418	(26)	—	392

Total cost of revenues	844	(82)	—	762

Gross profit	895	(76)	—	819

Fair value gain from investment property and investment property under development, net	233	(20)	—	213
General and administrative expenses	(176)	15	—	(161)
Other income	91	(34)	—	57
Other expenses	(30)	(12)	—	(42)
Group’s share in earnings of equity-accounted investees, net	21	59	—	80

Operating income	1,034	(68)	—	966

Finance expenses	(602)	22	—	(580)
Finance income	(21)	36	—	15
Decrease in value of financial investments	(2)	2	—	—

Profit before taxes on income	409	(8)	—	401
Taxes on income	11	(17)	(25)	(31)

Net income	398	9	25	432

Attributable to:

Equity holders of the Company	169	1	13	183
Non-controlling interests	229	8	12	249

	398	9	25	432

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	1.10	—	0.08	1.18

Diluted net earnings	1.09	—	0.08	1.17

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited	Unaudited
	NIS in millions (except for per share data)
Rental income	5,239	(521)	—	4,718
Revenues from sale of buildings, land and contractual works performed	1,257	(256)	—	1,001

Total revenues	6,496	(777)	—	5,719

Property operating expenses	1,740	(218)	—	1,522
Cost of buildings sold, land and contractual works performed	1,199	(232)	—	967

Total cost of revenues	2,939	(450)	—	2,489

Gross profit	3,557	(327)	—	3,230

Fair value gain from investment property and investment property under development, net	1,803	(133)	—	1,670
General and administrative expenses	(830)	97	—	(733)
Other income	160	(41)	—	119
Other expenses	(62)	(52)	—	(114)
Group’s share in earnings of equity-accounted investees, net	40	294	—	334

Operating income	4,668	(162)	—	4,506

Finance expenses	*) (2,304)	107	—	(2,197)
Finance income	79	(7)	—	72
Decrease in value of financial investments	*) (14)	14	—	—

Profit before taxes on income	2,429	(48)	—	2,381
Taxes on income	545	(45)	(172)	328

Net income	1,884	(3)	172	2,053

Attributable to:

Equity holders of the Company	626	6	87	719
Non-controlling interests	1,258	(9)	85	1,334

	1,884	(3)	172	2,053

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	4.05	0.05	0.55	4.65

Diluted net earnings	3.75	0.04	0.51	4.30

*)	Reclassified.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the nine months ended September 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
Net income	1,207	(8)	77	1,276

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	830	(1)	2	831
Realization of exchange differences on translation of foreign operations of equity-accounted investees	12	—	—	12
Net losses on cash flow hedges	(89)	—	—	(89)
Net losses on available-for-sale financial assets	(21)	—	—	(21)
Gain on revaluation of fixed assets in jointly controlled entity	15	—	—	15

Total other comprehensive income	747	(1)	2	748

Total comprehensive income	1,954	(9)	79	2,024

Attributable to:

Equity holders of the Company	794	9	40	843
Non-controlling interests	1,160	(18)	39	1,181

	1,954	(9)	79	2,024

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the three months ended September 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
Net income	398	9	25	432

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	782	(1)	3	784
Net losses on cash flow hedges	(129)	—	—	(129)
Net losses on available-for-sale financial assets	(1)	—	—	(1)
Gain on revaluation of fixed assets in jointly controlled entity	6	—	—	6

Total other comprehensive income	658	(1)	3	660

Total comprehensive income	1,056	8	28	1,092

Attributable to:

Equity holders of the Company	458	1	16	475
Non-controlling interests	598	7	12	617

	1,056	8	28	1,092

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the year ended December 31, 2011-

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited	Unaudited
	NIS in millions
Net income	1,884	(3)	172	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	1,135	(6)	10	1,139
Realization of exchange differences on translation of foreign operations of equity-accounted investees	12	—	—	12
Net losses on cash flow hedges	(139)	—	—	(139)
Net losses on available-for-sale financial assets	(39)	—	—	(39)
Gain on revaluation of fixed assets in jointly controlled entity	28	—	—	28

Total other comprehensive income	997	(6)	10	1,001

Total comprehensive income	2,881	(9)	182	3,054

Attributable to:

Equity holders of the Company	1,131	6	94	1,231
Non-controlling interests	1,750	(15)	88	1,823

	2,881	(9)	182	3,054

NOTE 7:-ATTACHMENT OF FINANCIAL STATEMENTS OF JOINTLY CONTROLLED ENTITIES

a.	The Company is attaching the financial statements of ATR, a jointly controlled entity, which is being reported according to the equity method.

ATR has not yet adopted IFRS 11 in its financial statements, which are prepared according to IFRS as endorsed by the European Union (“EU”). The effect of the adjustment of ATR’s financial statements from IFRS as endorsed by EU to IFRS as published by the IASB, including IFRS 11, is not material.

b.	The Company is not attaching the financial statements of RSC, a joint venture that is accounted for according the equity method nor including condensed financial information data thereof since RSC financial statements are insignificant in relation with the Company’s financial statements.

GAZIT-GLOBE LTD.

PRESENTATION OF FINANCIAL DATA

FROM THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ATTRIBUTABLE TO THE COMPANY

AS OF SEPTEMBER 30, 2012

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of September 30, 2012 and for the nine months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of the financial statements of investees, whose assets net of liabilities attributable thereto, net amounted to NIS 4,034 million as of September 30, 2012, and from which earnings amounted to NIS 117 million and NIS 34 million for the periods of nine and three months then ended. The financial statements of those companies were reviewed by other auditors, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 26, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group’s consolidated interim financial statements as of September 30, 2012, published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements. For changes in the accounting policy during the reporting period, see section c.

Subsidiaries- as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
ASSETS

Current assets
Cash and cash equivalents	11	314	692
Short-term loans and current maturities of long-term loans to investees	105	164	158
Financial derivatives	75	95	82
Other accounts receivable	2	16	4

Total current assets	193	589	936

Non-current assets

Long-term loans and deposits	29	5	*) —
Financial derivatives	808	987	908
Loans to investees	7,655	6,976	7,226
Debentures of investees	—	230	226
Investments in investees	11,325	**) 9,350	**) 9,788
Fixed assets, net	7	5	6
Deferred expenses	1	*) —	*) —

Total non-current assets	19,825	17,553	18,154

Total assets	20,018	18,142	19,090

*)	Represents an amount lower than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see section c below.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

Current liabilities

Current maturities of debentures	737	492	776
Financial derivatives	—	13	—
Trade payables	4	2	2
Other accounts payable	181	212	319
Current tax payable	—	1	3
Dividend payable	66	60	—

Total current liabilities	988	780	1,100

Non-Current liabilities

Loans from banks	2,141	2,204	2,442
Debentures	8,468	8,400	8,103
Deferred taxes	100	116	135

Total non-Current liabilities	10,709	10,720	10,680

Equity attributable to equity holders of the Company

Share capital	218	208	218
Share premium	3,799	3,486	3,787
Reserves	(237)	*) (746)	*) (599)
Retained earnings	4,541	*) 3,694	*) 3,904

Total equity	8,321	*) 6,642	*) 7,310

Total liabilities and equity	20,018	18,142	19,090

*)	Retroactively adjusted due to implementation of new IFRS standards, see section c below.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

November 26, 2012
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President
and CFO

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF INCOME ATTRIBUTED TO THE COMPANY

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	NIS in millions
Management fees from investees	2	7	1	1	8
Finance income from investees	245	221	77	72	330
Other finance income	39	54	17	10	61

Total income	286	282	95	83	399

General and administrative expenses	46	45	16	15	66
Finance expenses	647	619	265	201	793
Other expenses	—	—	—	—	6

Total expenses	693	664	281	216	865

Loss before income from investees, net	(407)	(382)	(186)	(133)	(466)
Income from investees, net	1,109	*) 823	353	*) 314	*) 1,195

Income before taxes on income	702	441	167	181	729
Taxes on income (tax benefit)	(31)	(9)	(20)	(2)	10

Net income attributable to the Company	733	*) 450	187	*) 183	*) 719

*)	Retroactively adjusted due to implementation of new IFRS standards, see section c below.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ATTRIBUTED TO THE COMPANY

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	NIS in millions
Net income attributable to the Company	733	*) 450	187	*) 183	*) 719

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Exchange differences on foreign currency translation	(7)	77	(40)	147	159
Gain on cash flow hedges	—	9	—	3	9

Other comprehensive income (loss) attributable to the Company	(7)	86	(40)	150	168

Other comprehensive income attributable to investees (net of tax effect)	457	*) 307	284	*) 142	*) 344

Total other comprehensive income attributable to the Company	450	393	244	292	512

Total comprehensive income attributable to the Company	1,183	*) 843	431	*) 475	*) 1,231

*)	Retroactively adjusted due to implementation of new IFRS standards, see section c below.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities of the Company

Net income attributable to the Company	733	*) 450	187	*) 183	*) 719

Adjustments required to present cash flows used in operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	1	**) —	**) —	1
Finance expenses, net	363	344	171	119	402
Income from investees, net	(1,109)	*) (823)	(353)	*) (314)	*) (1,195)
Cost of share-based payment	3	6	1	2	7
Taxes on income	(31)	(9)	(20)	(2)	10

	(773)	(481)	(201)	(195)	(775)

Changes in asset and liability items of the Company:

Decrease (increase) in other accounts receivable	(9)	63	(8)	54	28
Increase (decrease) in trade payables and other accounts payable	1	(16)	26	(3)	(55)

	(8)	47	18	51	(27)

Cash paid and received during the period by the Company for:

Interest paid	(522)	(277)	(182)	(30)	(261)
Interest received	1	1	—	**) —	2
Interest received from investees	127	234	75	90	280
Taxes paid	(4)	(3)	(3)	**) —	(4)
Dividend received from investees	99	80	—	—	80

	(299)	35	(110)	60	97

Net cash provided by (used in) operating activities of the Company	(347)	51	(106)	99	14

*)	Retroactively adjusted due to implementation of new IFRS standards, see c section below.
**)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets	(1)	(1)	—	*) —	(2)
Investments in investees	(18)	(298)	(18)	(246)	(303)
Loans granted to subsidiaries, net	(120)	(129)	238	(52)	(227)
Proceeds from sale of convertible debentures of subsidiary	208	—	208	—	—
Repayment of loan granted	—	4	—	—	5
Withrawal of deposit	—	—	—	—	4
Designated deposit	(29)	—	(29)	—	—

Net cash provided by (used in) investing activities of the Company	40	(424)	399	(298)	(523)

Cash flows from financing activities of the Company

Issuance of shares (less issuance expenses)	—	—	—	—	313
Exercise of stock options into shares	*) —	2	*) —	—	2
Repayment of loans for purchase of Company shares	—	—	—	—	4
Dividend paid to equity holders of the Company	(132)	(178)	(66)	(61)	(241)
Issuance of debentures, less issuance expenses	685	446	—	446	446
Repayment and early redemption of debentures	(501)	(214)	(201)	(2)	(233)
Repayment (drawdown) of long-term credit facilities from banks, net	(413)	599	(481)	68	897

Net cash provided by (used in) financing activities of the Company	(361)	655	(748)	451	1,188

Exchange differences on balances of cash and cash equivalents	(13)	(3)	(9)	17	(22)

Increase (decrease) in cash and cash equivalents	(681)	279	(464)	269	657
Cash and cash equivalents at the beginning of period	692	35	475	45	35

Cash and cash equivalents at the end of period	11	314	11	314	692

Material non-cash transactions of the Company:

Dividend payable	66	60	66	60	—

Exchange of loans granted to subsidiaries for share issuance	—	—	—	—	347

Redemption of preferred shares of a subsidiary against loan repayment	—	—	—	—	50

*)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

a.	General

This separate financial information is prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2011 and for the year then ended, with the accompanying notes thereto, as well as in conjunction with the interim consolidated financial statements as of September 30, 2012 (“the interim consolidated financial statements”).

b.	As of September 30, 2012, the Company has a working capital deficiency of NIS 795 million. The Company and its wholly-owned subsidiaries have long-term approved unutilized credit facilities amounting to NIS 2.0 billion available for immediate withdrawal. The Company’s management estimates that these sources will allow the Company to meet its current liabilities when due.

c.	Changes in accounting policies due to implementation of new IFRS standards:

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Changes in accounting policies due to implementation of new IFRS standards (Cont.):

IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

The main effect of implementing IFRS 11 is with regard to the Group’s investments in ATR, RSC and Ronson, which, under IAS 31 in the consolidated financial reports of the Company, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held for sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

Below is the effect of the implementation of new IFRS standards on the separate financial statements:

In the statements of financial position -

	September 30, 2011
	As	Early		As
	previously	adoption of	Amendment	currently
	reported	IFRS 11	of IAS 12	presented
	NIS in million
Investments in subsidiaries	9,229	3	118	9,350

Retained earning	3,574	3	117	3,694

Reserves	(747)	—	1	(746)

Total equity attributable to equity holders of the Company	6,521	3	118	6,642

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Changes in accounting policies due to implementation of new IFRS standards (Cont.):

	December 31, 2011
	As	Early		As
	previously	adoption of	Amendment	currently
	reported	IFRS 11	of IAS 12	presented
	NIS in million
Investments in subsidiaries	9,614	1	173	9,788

Retained earnings	3,737	1	166	3,904

Reserves	(606)	—	7	(599)

Total equity attributable to equity holders of the Company	7,136	1	173	7,310

In the statements of income and comprehensive income -

	Nine months ended September 30, 2011
	As	Early		As
	previously	adoption of	Amendment	currently
	reported	IFRS 11	of IAS 12	presented
	NIS in million
Income from subsidiaries, net	776	9	38	823

Net income attributable to equity holders of the Company	403	9	38	450

Other comprehensive income attributable to subsidiaries	305	—	2	307

Total comprehensive income attributable to equity holders of the Company	794	9	40	843

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Changes in accounting policies due to implementation of new IFRS standards (Cont.):

	Three months ended September 30, 2011
	As	Early		As
	previously	adoption of	Amendment	currently
	reported	IFRS 11	of IAS 12	presented
	NIS in million
Income from subsidiaries, net	300	1	13	314

Net income attributable to equity holders of the Company	169	1	13	183

Other comprehensive loss attributable to subsidiaries	139	—	3	142

Total comprehensive loss attributable to equity holders of the Company	458	1	16	475

	Year ended December 31, 2011
	As	Early		As
	previously	adoption of	Amendment	currently
	reported	IFRS 11	of IAS 12	presented
	NIS in million
Income from subsidiaries, net	1,102	6	87	1,195

Net income attributable to equity holders of the Company	626	6	87	719

Other comprehensive income attributable to subsidiaries	337	—	7	344

Total comprehensive income attributable to equity holders of the Company	1,131	6	94	1,231

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

d.	Events during the reporting period

1.	On January 22, 2012, the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable by February 29, 2012 (the “expiration date”) into to NIS 222 million par value debentures (Series K), for an immediate consideration of NIS 226 million.

By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) for additional consideration of NIS 224 million.

2.	In the first quarter of 2012 CTY declared a dividend amounting to EUR 41.7 million. The Company’s share of this dividend, paid in April 2012, amounted to NIS 99.2 million.

3.	On May 7, 2012, the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable by June 14, 2012 (the “expiration date”) into up to NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175 million.

By the expiration date, 600 thousand options were exercised into NIS 60 million par value debentures (Series K) for additional consideration of NIS 62.5 million. The remaining options were expired.

4.	For details regarding the plan of arrangement between the Company, GAA and FCR, to purchase all of the common shares of GAA not beneficially owned by the Company, and the sale of the investment property of GAA to FCR, see Note 3d5 of the interim consolidated financial statements.

5.	On May 15, 2012 S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook to stable.

6.	During August 2012 the Company sold its entire investment in CTY’s convertible debentures, € 42 million (NIS 207 million) par value, in consideration for approximately € 42.2 million (NIS 208 million) including sale of € 22 million par value convertible debentures to a third party and € 20 million par value convertible debentures to CTY.

7.	For details regarding entering into new credit facility with foreign bank, that is guaranteed by the Company, by a wholly owned subsidiary of the company see note 3c7 of the interim consolidated financial statements.

8.	On September 27, 2012 the Company engaged in an agreement with institutional investor, of a U.S.$ 76.6 million (NIS 300 million) unsecured term loan which matures on December 2022. The term loan bears fixed annual interest rate of 5.52%, payable in semi annually every June and December. The term loan agreement includes financial and other customary covenants.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

9.	During the reporting period, the Company purchased additional NIS 1.5 million CTY shares through the Helsinki stock exchange, in consideration for € 3.5 million (NIS18 million).

As a result of the purchases, the Company’s interest in CTY increased to 48.6% and the Company recognized an equity increase at an amount of NIS 10 million which was charged to capital reserve from transactions with non-controlling interests.

e.	Events after the reporting period

On October 2, 2012 CTY completed rights issuance of approximately 49 million shares which represented 17.6% of the total share capital and voting rights, for consideration of € 90.7 million (NIS 459 million). The Company purchased in the rights issuance 23.5 million shares in consideration for € 43.5 million (NIS 219 million).

f.	Dividend declared

On November 26, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), payable on December 31, 2012 to the shareholders of the Company on December 17, 2012.

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice-President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice-President, General Counsel and Company Secretary;

4.	Varda Zuntz, Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended June 30, 2012 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2012 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 26, 2012
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and the other financial information included in the statements for the interim period of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2012 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which relates to the interim financial statements and any other financial information included in the Statements for the Interim Period, which would be enough, in my opinion, to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 26, 2012
Gil Kotler, Senior Executive VP and Chief Financial Officer

ATRIUM
European Real Estate

Leader in Shopping Centres in Central and Eastern Europe

ATRIUM FLORA
Bata
SEPHORA

Interim Financial Report
30 September 2012

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe.

Our portfolio is, and will continue to be, weighted towards income generating shopping centres in our core markets producing long term stable cash flows. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing properties. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.2 billion portfolio of 155 primarily food anchored retail properties and shopping centres which produced €172 million of annual rental income in 2011 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €567 million development and land portfolio offering long term future value potential.

Atrium is based in Jersey, Channel Islands and is dual listed on the Vienna and NYSE Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2012

•	Maintain the momentum of 2011 and continue to deliver strong operational performance

•	Strengthen our relationships with key tenants by leveraging the size and diversity of our portfolio

•	Supplement organic growth through acquisitions

•	Monetize the land bank through selective developments and extensions

•	Continue to improve our capital structure and maintain an investment grade credit rating

•	Build the Atrium brand

2

Key Performance Indicators

Key performance indicators (€’000)	9M 2012	9M 2011	Change %	1H 2012	3Q 2012	1H 2011	3Q 2011
Gross rental income	144,594	126,255	14.5%	96,157	48,437	85,097	41,158
Like-for-like gross rental income	120,870	114,251	5.8%	80,779	40,091	76,501	37,750
Net rental income	137,453	115,063	19.5%	91,737	45,716	78,041	37,022
Like-for-like net rental income	112,566	105,212	7.0%	76,315	36,251	71,335	33,877
Operating margin	95.1%	91.1%	4.0%	95.4%	94.4%	91.7%	90.0%
EBITDA* excluding the valuation result	113,929	113,951	0.0%	76,447	37,482	55,841	58,110
Adjusted EPRA Earnings	93,936	76,681	22.5%	63,405	30,531	51,288	25,393
Revaluation of standing investments	60,236	112,363	(46.4%)	56,996	3,240	69,056	43,307
Revaluation of developments and land	(35,538)	(30,556)	16.3%	(24,018)	(11,520)	(10,232)	(20,324)
Profit before taxation	120,436	167,183	(28.0%)	90,919	29,517	113,722	53,461
Profit after taxation	106,893	142,919	(25.2%)	76,704	30,189	100,690	42,229
Net cash generated from operating activities	92,220	71,896	28.3%	67,878	24,342	60,282	11,614
IFRS Earnings per share in €	0.29	0.37	(21.6%)	0.21	0.08	0.24	0.13
Adjusted EPRA Earnings per share in €	0.25	0.21	19.0%	0.17	0.08	0.14	0.07

*	EBITDA—Earnings before financial results, taxes, depreciation and amortisation.

Balance Sheet (€’000)	30/9/2012	31/12/2011	Change %
Standing investments at fair value	2,166,633	2,077,246	4.3%
Developments and land at fair value	567,069	587,351	(3.5%)
Cash and cash equivalents	168,941	234,924	(28.1%)
Borrowings	503,946	567,992	(11.3%)
LTV (gross)	18.4%	21.3%	(2.9%)
IFRS NAV per share in €	6.20	6.11	1.5%
EPRA NAV per share in €	6.51	6.36	2.4%

Interim Financial Report 30 September 2012    3

Contents

Key Performance Indicators	3

Statements Regarding Forward Looking Information	4

Group Management Report	5

Business Review	5

Operating Activities	7

Development Activities	9

EPRA Results	10

Interim Financial Statements	12

Condensed Consolidated Interim Financial Statements	12

Notes to the Condensed Consolidated Interim Financial Statements	15

Independent Review Report	20

Directors, Executives and Professional Advisors	23

Statement Regarding Forward Looking Information

This Interim Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”). By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Interim Financial Report is up to date only as of the date of this Interim Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Interim Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Interim Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

4

Group Management Report

Business Review

Continued robust operational performance

During the third quarter of 2012 we built on the successes of the first half year and continued to perform strongly. This was despite the continued slowdown in macroeconomic growth in our region and the uncertainty caused by the on-going issues in the Eurozone. Once again we are very pleased to be able to see our hard work translate into rental income growth on a gross, net and like-for-like rental basis in all of our seven countries of operation (with the exception of Romania where we have a single asset and reported a modest dip in net and net like-for-like rental income).

We have produced a very healthy 14.5% growth in gross rental income (“GRI”) to €144.6 million, a 19.5% improvement in net rental income (“NRI”) to €137.5 million and a market leading 7.0% rise in like-for-like NRI to €112.6 million, when compared to the first nine months of last year. As with the previous quarters this year, this excellent like-for-like growth was primarily due to a strong performance in Russia and the result of our value-driving asset management initiatives across the portfolio.

EPRA occupancy at 30 September 2012 remained solid at 97.7% with an average lease length of 5.6 years, up from 5.0 years at the end of 2011.

The operating margin for the period increased 400 basis points to 95.1% versus 2011 and remains ahead of our full year expectations. Whilst we are very pleased with this excellent result, it was, in part, due to a number of one-off factors, so we do expect it to moderate slightly in the final quarter.

The current market conditions have resulted in a very constrained investment market and the lack of suitable opportunities have resulted in the Group undertaking no major acquisitions so far this year. Our strategy remains firmly to grow through the acquisition of income producing shopping centres, particularly where we believe we could leverage our asset management expertise to create value, and we continue to review and actively seek opportunities in our core markets. During the third quarter we did complete the acquisition from cinema operator Russian Cinema Holdings (“RCH”) of its holding in three of our shopping centres in Russia at Volgograd, Togliatti and Yekaterinburg for a total consideration of €9.3 million. RCH has also now signed new lease agreements and will remain a tenant of the Group at these locations. These transactions have added a further 15,400 sqm of GLA to the portfolio, taking the Group’s total GLA to 1.23 million sqm at 30 September 2012.

Strong pre-letting momentum at our Atrium Felicity development project

Atrium Felicity, our first major greenfield project, has been the main focus of our development team’s efforts during the quarter and, indeed, the year. Construction of this new, state-of-the-art 75,000 sqm shopping centre in Lublin, Poland has commenced and was celebrated officially at a successful and well-attended cornerstone ceremony on 4 October 2012.

More importantly, we have made significant and very encouraging progress in attracting leading international and domestic retailers to the centre. Having announced the forward sale of the 19,700 sqm hypermarket premises to a major international food retailer in the first half of the year, we secured a further major anchor tenant in September when we concluded a 12,500 sqm pre-let to international DIY chain, Leroy Merlin. Subsequent to the quarter-end, we have attracted a number of further significant tenants that have in aggregate taken occupancy to over 79% with an average lease length of over ten years. These include a 1,454 sqm pre-let to leading Polish home appliances and consumer electronics retailer, EURO RTV AGV, a 410 sqm pre-let to SuperPharm and 412 sqm letting to Carry amongst others.

These strong pre-leasing results and quality line-up of international and leading domestic brands, with still over a year to go before completion is scheduled in November 2013, demonstrate the quality of the retail destination on offer and gives us real confidence that we are on track to deliver the dominant shopping centre in this region.

Shareholders wishing to follow live progress as the development progresses can now do so through a webcam linked to our website.

During the quarter we finished construction on our stand-alone retail box development at Gdynia and handed it over to the tenant, Media Markt, for fitting out and full completion is due in the final quarter. At the end of September we also completed the second floor of our Atrium Mosty shopping centre.

Furthermore, in July, we took vacant possession of the 3.8 hectares parcel of land next to our Atrium Copernicus shopping centre in Toruń, Poland and are now finalising our plans for a 20,000 sqm extension.

Profitability, cash flow and balance sheet remain strong

EDITDA, excluding the valuation result, remained strong at €113.9 million, while profit before tax was €120.4 million for the nine month period and €29.5 million for the third quarter. As a result of the operational progress made by the Group during the first nine months we are able to report a 28.3% improvement in net cash generated from operating activities, to €92.2 million, compared to €71.9 million during the first nine months of last year. This cash flow generation was driven by the increase in net rental income and reduction in expenses and also led to a 22.5% increase in adjusted EPRA earnings to €93.9 million, compared to €76.7 million in the first nine months of 2011. This translates into a 19.0% increase in adjusted EPRA earnings per share (“EPS”) to €0.25 per share.

IFRS and EPRA Net Asset Value per share at 30 September 2012 increased to €6.20 and €6.51 per share, respectively, compared to €6.11 and €6.36 per share at 31 December 2011. The increase in our net asset values arising from earnings generated during the period was partially offset by dividend payments and the impact of the acquisition of the 23% minority stake in group subsidiaries in Russia during the first half year.

Interim Financial Report 30 September 2012    5

Group Management Report

Our portfolio of 155 standing investments increased in value to €2,167 million at 30 September 2012 from €2,077 million at the start of the year and included a €60.2 million revaluation, with valuation uplifts evidenced in all four of our key markets of Poland, the Czech Republic, Slovakia and Russia.

As previously reported, in early July we completed the settlement of the tender offer for Atrium’s outstanding bonds maturing in 2013. In total €50.6 million of the outstanding bonds were tendered and settled, resulting in Atrium holding €60.7 million of the €100 million aggregate issuance. The repurchase will be mildly accretive to earnings over the next ten months and has further reduced our gross loan-to-value ratio to 18.4% at 30 September 2012.

Credit rating upgrade

Since our very first involvement with the Company we have clearly stated that regaining an investment grade credit rating was a strategic priority for the management team. We were therefore very pleased to receive an upgrade to BBB- from Standard & Poor’s, in September, and for it to be followed shortly afterwards, in October, by a similar upgrade to BBB- from Fitch.

In addition to the upgrades themselves, we were particularly pleased to note the reasons cited by the agencies for the upgrades. These included ‘reduced exposure to development activities’, ‘steady growth rates in its investment property portfolio’ and ‘the higher proportion of income-producing retail property in Atrium’s asset base’, as well as ‘strong operating performance driven by the growth economies of Central Eastern Europe’, ‘a more mature rental income stream’ and ‘improved lease tenure’. These headlines all clearly recognise our success in implementing strategies to improve operational income, increase exposure to the most stable CEE economies and create a solid platform for growth.

Looking forward, an investment grade rating means we now have far greater access to the unsecured debt markets.

Board’s confidence reflected in increased dividend for 2013

Having made quarterly dividend payments of €0.0425 per share on 30 March, 29 June and 28 September this year, the final quarterly dividend will be paid as a capital repayment on 28 December 2012 to shareholders on the register on 21 December 2012, with an ex date of 19 December 2012, and bringing the total for the year to €0.17 per share.

In addition, and in line with our approach of sharing the Group’s success with its shareholders, while maintaining a prudent ratio of dividend to recurring income, the Board has approved an increase of Atrium’s annual dividend payment for 2013 from €0.17 to at least €0.20 per share, an increase of 17.6%. This will be paid in quarterly instalments and commence at the end of March 2013 (subject to any legal and regulatory requirements and restrictions of commercial viability). This is the third consecutive year that the dividend has been increased since first being introduced in 2009, reflecting the Board’s continued confidence in the Group’s future prospects.

Our markets

The Eurozone crisis and its impact on our areas of operation remains the dominant and recurring theme when assessing the economic performance of the countries in the CEE region. This continued uncertainty once again led the International Monetary Fund (“IMF”) to recently downgrade its growth forecasts for the Eurozone and CEE countries; with the world economy now expected to grow in 2012 at its slowest rate since 2009, when the economic crisis was at its worst.

IMF growth forecasts for our key markets of Poland, the Czech Republic, Russia and Slovakia were all modestly decreased, although the latter’s GDP forecast was increased by 0.2% for 2012. Poland’s economy is now expected to grow 2.4% in 2012 and 2.1% in 2013, with the Czech Republic now due to decline by 1.0% in 2012 (compared to a previous forecast of 0.1% growth) but experience marginal growth of 0.8% in 2013. Russia is still expected to remain the fastest growing economy in our region with 3.7% growth expected in 2012 and 3.8% for 2013. Slovakia has bucked the trend in 2012, with a 20 basis point increase over the previous forecast to 2.6% for 2012 and growth of 2.8% expected for 2013 (against a previous forecast of 3.1%).

However, as we have pointed out in the past, not only is the overriding trend one of continued long term economic growth in our region, it is also expected to outperform the Eurozone where a 0.4% contraction is forecasted this year and just 0.2% growth is anticipated in 2013.

We are encouraged that, so far, this slight lowering of forecasts and reports of slowing growth have not translated into any consistent reduction in consumer spending at our centres in these regions, with those shopping centres in the capitals and largest cities remaining particularly resilient. This underscores our own belief in focusing on the strongest economies in the CEE, which benefit from greater domestic demand, and on supermarket anchored centres that focus on meeting the daily needs of consumers.

Jones Lang LaSalle’s recent retail report noted that Poland, which represents 46.8% of our portfolio, remains a key target for expansion by international brands across all of the retail subsectors, from fashion to electronics and DIY to hypermarkets. Interestingly, the report also noted that these brands also value the attractiveness of smaller cities, even those with a population of below 50,000 residents. The report cited Szczecin, where we acquired the Molo shopping centre last December, and Lublin, where in 2013 we are due to open the new 75,000 sqm Atrium Felicity shopping centre mentioned earlier, as having the lowest volumes of retail space available, underscoring our belief in the importance and potential of these two cities.

Outlook

Our continued ability to consistently grow net, gross and like-for-like income on a quarterly basis, despite the deteriorating economic outlook again demonstrates the quality of our portfolio as well as the strength of our team and its ability to create value. That said, we remain very mindful of the recent reduction in growth forecasts for our region and will continue to proceed with caution when investing shareholders’ funds. We are making considerable progress at our landmark development in Lublin and the increased dividend for next year underlines the Board’s confidence in the Group’s future prospects.

6

Group Management Report

Operating Activities

The positive performance seen in the first half carried through into the third quarter and resulted in Atrium’s 155 standing investment properties producing growth in gross, net and like-for-like rental income in all of our seven countries of operation (with the exception of a modest 1.7% dip in net rental income and 3.5% in like-for-like net rental income at our single asset in Romania), as detailed below:

	Gross rental income			Net rental income
Country	9M 2012 €’000	9M 2011 €’000	Change %	9M 2012 €’000	9M 2011 €’000	Change %
Poland	55,245	46,615	18.5%	55,339	45,474	21.7%
Czech Republic	28,860	19,813	45.7%	26,657	17,517	52.2%
Slovakia	8,451	8,171	3.4%	8,332	8,120	2.6%
Russia	39,382	33,374	18.0%	36,284	28,568	27.0%
Hungary	6,470	6,143	5.3%	5,554	5,304	4.7%
Romania	5,391	5,221	3.3%	4,919	5,004	(1.7%)
Latvia	795	714	11.3%	368	313	17.6%
Subtotal	144,594	120,051	20.4%	137,453	110,300	24.6%
Turkey*	—	6,204	(100.0%)	—	4,763	(100.0%)
Total	144,594	126,255	14.5%	137,453	115,063	19.5%

* Divested in July 2011.

	Like-for-like gross rental income			Like-for-like net rental income
Country	9M 2012 €’000	9M 2011 €’000*	Change %	9M 2012 €’000	9M 2011 €’000*	Change %
Poland	41,983	41,028	2.3%	42,217	40,401	4.5%
Czech Republic	19,239	19,129	0.6%	17,111	16,912	1.2%
Slovakia	8,258	8,171	1.1%	8,141	8,120	0.3%
Russia	38,734	33,854	14.4%	34,256	28,928	18.4%
Hungary	6,470	6,134	5.5%	5,554	5,452	1.9%
Romania	5,391	5,221	3.3%	4,919	5,096	(3.5%)
Latvia	795	714	11.3%	368	303	21.5%
Like-for-like rental income	120,870	114,251	5.8%	112,566	105,212	7.0%
Remaining rental income	23,724	11,632	104.0%	24,887	9,843	152.8%
Total rental income	144,594	125,883	14.9%	137,453	115,055	19.5%

*	To enhance comparability of GRI/NRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

GRI for the nine months grew 14.5% over the same period last year to €144.6 million, assisted primarily by the 18.5% and 45.7% uplifts reported in Poland and the Czech Republic that arose principally from the acquisitions of the Promenada, Molo and Atrium Flóra shopping centres last year. In Russia, the higher turnover rents resulting from our asset management initiatives and the continued reduction in the level of temporary discounts previously granted to tenants which, together with rental indexation and the benefit of additional rental income from the RCH transactions, have all contributed to an 18.0% rise in GRI. The restructuring of certain of our Russian centres continues and demonstrates the appetite of international retailers for space at the best centres and we were particularly pleased to welcome Auchan as the new hypermarket operator in our St. Petersburg asset during the quarter. In Slovakia, the 3.4% increase in GRI once again reflects the opening of the

1,100 sqm extension to the Optima centre in Kosice and uplifts from rental indexation. Higher occupancy drove GRI growth in Hungary and Latvia, while in Romania rental indexation was mainly responsible for the increase. It is worth mentioning again that the GRI result also takes into account the income lost through the July 2011 sale of Trabzon in Turkey, without which the overall improvement increases to 20.4%.

The growth in GRI flowed through into the NRI figure which increased 19.5% to €137.5 million and this, taken together with on-going efficiency improvements and lower ground lease payments, allowed the Group to achieve 21.7% and 52.2% NRI increases in Poland and Czech Republic respectively. In Russia NRI grew by an impressive 27.0%, reflecting both gains in GRI together with a one-off benefit from the recoupment of previous rental discounts and provision releases associated with the RCH transactions.

Interim Financial Report 30 September 2012    7

Group Management Report

On a like-for-like basis the Group produced a 5.8% increase in GRI to €120.9 million and a 7.0% rise in NRI to €112.6 million. As in the first half of the year, this market leading result was predominantly driven by a strong performance in Russia where 14.4% growth in gross and 18.4% growth in net rental income was achieved. Given the current market uncertainty and the macroeconomic slowdown referred to earlier, we are particularly pleased to once again report like-for-like GRI growth across the board and like-for-like NRI increases in all our territories, barring Romania where there was a 3.5% decline. This is a real endorsement of both the portfolio’s ability to produce stable rental income returns and our team’s retail asset management expertise.

Operating margins increased by 4.0% to 95.1%, an excellent result and ahead of our expectations for the full year. The first nine months’ margin benefitted from the additional turnover based rents, rental discount, bad debt and ground lease provision write-backs referred to above and we anticipate that the margin will moderate in the final quarter. Occupancy at 30 September 2012, as measured under the EPRA guidelines, held firm at a very healthy 97.7%.

EBITDA, excluding the valuation result, remained stable at €114 million compared to the first nine months of last year, as the €22 million increase in net rental income, together with approximately €11 million lower legacy legal expenses, were offset by the effect of a €32 million profit on disposal recorded in the prior period and approximately €2 million in higher costs connected with development and land. Adjusted EPRA earnings, which exclude the profit on disposal, increased 22.5% to €93.9 million compared to €76.7 million in the first nine months of 2011.

Standing investments Country	No. of properties	Gross lettable area sqm	Portfolio %	Market value €’000	Portfolio %	Revaluation €’000
Poland	20	377,900	30.6%	1,017,647	46.8%	26,258
Czech Republic	98	373,900	30.4%	445,805	20.6%	3,647
Slovakia	3	65,400	5.3%	144,470	6.7%	5,695
Russia	7	235,900	19.2%	387,081	17.9%	31,814
Hungary	25	104,500	8.5%	85,820	4.0%	(5,695)
Romania	1	53,300	4.3%	70,700	3.3%	(948)
Latvia	1	20,400	1.7%	15,110	0.7%	(535)
Total standing investments	155	1,231,300	100.0%	2,166,633	100.0%	60,236

Standing investments Country	Net equivalent yield* (weighted average) %	Gross running yield (GRY) %	Net running yield (NRY) %	EPRA Occupancy %
Poland	6.9%	7.4%	7.4%	97.1%
Czech Republic	8.0%	8.7%	7.9%	98.2%
Slovakia	7.7%	7.7%	7.5%	97.8%
Russia	12.2%	13.8%	12.1%	98.4%
Hungary	9.2%	10.0%	8.3%	96.6%
Romania	9.4%	10.1%	9.2%	98.0%
Latvia	13.0%	6.9%	2.4%	91.3%
Average	8.3%	9.0%	8.4%	97.7%

*	The net equivalent yield takes into account the current and the potential rental income, occupancy and lease expiry.

The market value of Atrium’s 155 standing investments increased from €2,077 million at year end 2011, to €2,167 million at 30 September 2012 and comprised a 2.9%, or €60.2 million revaluation, €20.2 million of additions, €3.6 million of additional finance leases and €5.4 million of currency translation differences given the strengthening in the Czech Crown. The additions include €9.3 million associated with the acquisition from RCH of premises in the Group’s Volgograd, Togliatti and Yekaterinburg shopping centres in Russia.

All four of our key markets of Poland, the Czech Republic, Slovakia and Russia saw positive revaluations. Poland increased in value by 2.7%, or €26.3 million, resulting from a combination of the recognition of the impact of our significant value driving efforts at Promenada since its acquisition in May 2011, together with a slight yield compression on our Warsaw assets, both of which we mentioned in the first half year report earlier this year.

8

Group Management Report

In Russia, the revaluation increase was 9.4% or €31.8 million. Again this was driven largely by revisions to the estimated rental values and reflects the improving rental environment as well as the impact of our restructuring activities at our Togliatti, Kazan and Yekaterinburg centres. Additionally the revaluation reflects the positive impact of the RCH transaction and some mild yield compression in our two Moscow assets.

The €3.6 million increase in value of the Czech Republic portfolio reflects the successful renegotiation and five year extension of six lease contracts totalling 62,000 sqm of GLA with Spar, the international food retailing chain. The €5.7 million increase in Slovakia is due to the completion of the 1,100 sqm Optima Kosice shopping centre extension, both of which were reported in the first half year’s results.

Across the portfolio, the total €60.2 million revaluation for the period reflects a €31.0 million increase due to the impact of business performance driving higher rents, occupancies and estimated rental values and a €29.2 million increase due to yield compression.

Development Activities

At 30 September 2012 Atrium’s development and land portfolio was valued at €567.1 million, and comprised 36 projects at all stages of development. In aggregate, 90% of the portfolio by value, and 82% by size, is concentrated in Poland,

Russia and Turkey. We believe that this portfolio has significant long term future value creation potential and will continue to actively manage these projects.

Country	Number of projects	30/9/2012 Market value €’000	Portfolio %	Size of land (hectares)	31/12/2011 Market value €’000
Poland	14	144,294	25.5%	64	142,259
Russia	12	156,420	27.6%	155	178,792
Turkey	4	209,376	36.9%	44	209,376
Others	6	56,979	10.0%	57	56,924
Total	36	567,069	100.0%	320	587,351

We have identified nine priority projects with a building permit for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all nine projects (and no others) progressed to full development, we estimate total net incremental development spend in the region of approximately €200 million over the next three to four years.

Within these nine priority projects, two are currently under development. Both developments are in Poland and include the 75,000 sqm GLA Atrium Felicity shopping centre in Lublin, and the 5,000 sqm GLA stand-alone box pre-leased to Media Markt in Gdynia. As referenced earlier in this report, we continued to make very good progress at our Atrium Felicity development in Lublin which is now 79% let to a number of strong international and Polish retail brands.

Gdynia is anticipated to complete during the final quarter of the year, at which point it will be transferred into our standing investment portfolio. The total market value of these developments at 30 September 2012 was €48.1 million and the incremental costs to completion are now assessed at approximately €68 million. The remaining seven priority projects are all extensions to existing income producing assets; four are located in Poland, and include our Atrium Copernicus and Promenada assets, while three are in Russia.

During the quarter the 6,450 sqm GLA Phase II of Atrium Galeria Mosty in Plock was completed, and opened in late September 2012.

In July, we took vacant possession of the 3.8 hectare parcel of land next to our Atrium Copernicus shopping centre in Toruń, Poland. The demolition works were completed by the previous owner and, with building permits in place, we are now finalising our plans for a 20,000 sqm extension. Our first priority at the site is to increase the size of the car park, which is not currently sufficient to satisfy existing demand for the centre. By undertaking this task first, as well as putting in the other infrastructure required, we will be able to minimise disruption to shoppers and tenants at the main centre during the construction of the extension.

Interim Financial Report 30 September 2012    9

Group Management Report

EPRA Results

EPRA Earnings

EPRA Earnings are calculated in accordance with the latest Best Practice Recommendations of the European Public Real Estate Association (“EPRA”).

	1/1/2012 -	1/1/2011 -
	30/9/2012	30/9/2011
	€’000	€’000
Earnings attributable to equity holders of the parent company	109,338	138,755

Revaluation of investment property	(24,698)	(81,807)
Net results on acquisitions and disposals	(756)	(32,515)
Goodwill impairment and amortisation of intangible assets	674	328
Deferred tax in respect of EPRA adjustments	10,949	15,239
Non controlling interest in respect of the above adjustments	(2,247)	3,348
EPRA Earnings	93,260	43,348
Weighted average number of shares (in shares)	372,988,116	372,824,782
EPRA Earnings per share (in €)	0.25	0.12

Company adjustments:*
Result on bond buy backs	1,519	(923)
Legal fees related to legacy legal disputes	1,435	12,470
Foreign exchange differences	(6,302)	6,823
Deferred tax not related to revaluation	1,688	6,432
Fair value adjustment to financial instruments	2,350	8,511
Non controlling interest in respect of the above company adjustments	(14)	20
Adjusted EPRA Earnings	93,936	76,681
Adjusted EPRA Earnings per share (in €)	0.25	0.21

*	The “Company adjustments“ represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recurring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio.

10

Group Management Report

EPRA Net Asset Value

	30/9/2012		31/12/2011
		in € per		in € per
Net Asset Value (“NAV”)	€’000	ordinary share	€’000	ordinary share
Equity	2,310,752		2,264,543
Non controlling interest	5,352		15,283

IFRS NAV per the financial statements	2,316,104	6.20	2,279,826	6.11
Effect of exercise of options	15,588		16,065

Diluted NAV, after the exercise of options	2,331,692	6.16	2,295,891	6.07

Fair value of financial instruments	17,064		9,060
Goodwill as a result of deferred tax	(11,205)		(11,475)
Deferred tax in respect of investment properties	124,936		113,333

EPRA NAV	2,462,487	6.51	2,406,809	6.36

	30/9/2012		31/12/2011
		in € per		in € per
EPRA Triple NAV (“NNNAV”)	€’000	ordinary share	€’000	ordinary share
EPRA NAV	2,462,487	6.51	2,406,809	6.36
Fair value of financial instruments	(17,064)		(9,060)
Impact of debt fair value	(13,896)		(5,764)
Deferred tax in respect of investment properties	(124,936)		(113,333)

EPRA NNNAV	2,306,591	6.09	2,278,652	6.02

Number of outstanding shares	373,285,423		372,892,253
Number of outstanding shares and options	378,519,715		378,264,424

Interim Financial Report 30 September 2012    11

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 30 September 2012

		30/9/2012		31/12/2011
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non current assets
Standing investments	4	2,166,633		2,077,246
Developments and land	5	567,069		587,351
Other non current assets		97,868		100,778
			2,831,570		2,765,375

Current assets
Cash and cash equivalents	6	168,941		234,924
Other current assets		48,376		40,402
			217,317		275,326

Total assets			3,048,887		3,040,701

Equity	7		2,310,752		2,264,543

Liabilities
Non current liabilities
Long term borrowings	8	448,928		542,662
Other non current liabilities		174,596		147,758
			623,524		690,420
Current liabilities
Short term borrowings	8	55,018		25,330
Other current liabilities		59,593		60,408
			114,611		85,738

Total equity and liabilities			3,048,887		3,040,701

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 12 November 2012 and were duly signed on the Board’s behalf by Chaim Katzman, Chairman and Rachel Lavine, Chief Executive Officer.

12

Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 30 September 2012

		1/7/2012 - 30/9/2012		1/1/2012 - 30/9/2012		1/7/2011 - 30/9/2011		1/1/2011 - 30/9/2011
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		48,437		144,594		41,158		126,255
Service charge income		18,307		55,469		16,260		51,290
Net property expenses		(21,028)		(62,610)		(20,396)		(62,482)
Net rental income			45,716		137,453		37,022		115,063

Net result on acquisitions and disposals		401		756		27,279		32,515
Costs connected with developments and land		(1,134)		(4,564)		(726)		(2,545)
Revaluation of investment properties		(8,280)		24,698		22,982		81,807
Other depreciation and amortisation		(482)		(1,274)		(270)		(1,044)
Net administrative expenses		(7,501)		(19,716)		(5,465)		(31,082)
Net operating profit			28,720		137,353		80,822		194,714

Net financial income/(expenses)	9	797		(16,917)		(27,361)		(27,531)
Profit before taxation			29,517		120,436		53,461		167,183

Taxation credit/(charge) for the period	10	672		(13,543)		(11,232)		(24,264)

Profit after taxation for the period			30,189		106,893		42,229		142,919

Attributable to:
Equity holders of the parent		30,100		109,338		48,449		138,755
Non controlling interest		89		(2,445)		(6,220)		4,164
			30,189		106,893		42,229		142,919

Basic & diluted earnings per share in € attributable to shareholders*		0.08		0.29		0.13		0.37

*	Options under the employee share option plan have an anti-dilutive effect.

Condensed Consolidated Statement of Comprehensive Income for the period ended 30 September 2012

	1/7/2012 - 30/9/2012		1/1/2012 - 30/9/2012		1/7/2011 - 30/9/2011		1/1/2011 - 30/9/2011
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	30,189		106,893		42,229		142,919
Exchange differences arising on translation of overseas operations	(5,268)		445		9,474		(2,519)

Movements in hedging reserves (net of deferred tax)	(2,446)		(6,483)		(3,576)		(5,076)
Deferred tax on items taken directly to equity	69		88		(72)		1,312
Total comprehensive income		22,544		100,943		48,055		136,636

Attributable to:
Equity holders of the parent	22,455		103,384		55,502		132,238
Non controlling interest	89		(2,441)		(7,447)		4,398
		22,544		100,943		48,055		136,636

Interim Financial Report 30 September 2012    13

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 30 September 2012

	1/1/2012 - 30/9/2012	1/1/2011 - 30/9/2011
(Unaudited)	€’000	€’000
Cash flows from operating activities	92,220	71,896
Cash flows used in investing activities	(29,011)	(248,554)
Cash flows used in financing activities	(129,676)	98,980
Decrease in cash and cash equivalents	(66,467)	(77,678)
Cash and cash equivalents at the beginning of the period	234,924	373,524
Foreign exchange differences	484	(6,284)
Cash and cash equivalents at the end of the period	168,941	289,562

Consolidated Statement of Changes in Equity for the period ended 30 September 2012

							Share-	Non
		Stated	Other	Hedging	Income	Currency	holder	controlling	Total
		capital	reserves	reserves	account	translation	interest	interest	equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(6,483)	109,338	529	103,384	(2,441)	100,943
Transactions with owners
Share based payment		—	1,173	—	—	—	1,173	—	1,173
Issue of no par value shares		854	(129)	—	—	—	725	—	725
Dividends	7	(47,563)	—	—	—	—	(47,563)	—	(47,563)
Acquisition of non controlling interest	7	—	—	—	(21,441)	—	(21,441)	12,372	(9,069)
Balance as at 30 September 2012		2,852,409	4,615	(13,822)	(443,234)	(83,864)	2,316,104	(5,352)	2,310,752

Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(5,076)	138,755	(1,441)	132,238	4,398	136,636
Transactions with owners
Share based payment		—	1,327	—	—	—	1,327	—	1,327
Issue of no par value shares		264	(55)	—	—	—	209	—	209
Dividends	7	(39,147)	—	—	—	—	(39,147)	—	(39,147)
Acquisition of non controlling interest	7	—	—	—	—	—	—	(15,913)	(15,913)
Balance as at 30 September 2011		2,912,068	3,100	(5,076)	(537,646)	(94,078)	2,278,368	(8,281)	2,270,087

14

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ended 30 September 2012

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2011.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendment to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2012:

•

IAS 12 (Amendments) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment did not have a material impact on the Group’s financial statements.

New standards that are not yet effective and have been reviewed by the Group

The following standards have been published and are mandatory for the Group’s accounting periods beginning on 1 January 2014 and subsequent periods if endorsed by the EU.

In preparation for the adoption of these standards Atrium management has performed an analysis of the impact of the below mentioned standards and has come to the following conclusions:

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation—Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The standard will not have a material impact on the Group’s financial statements.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. The standard will not have a material impact on the Group’s financial statements.

•

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities. The standard only affects disclosures and will not have a material impact on the Group’s financial statements.

•

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements. IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarification. The standard will not have a material impact on the Group’s financial statements.

•

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard will not have a material impact on the Group’s financial statements.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been early adopted by the Group are currently being reviewed.

Interim Financial Report 30 September 2012    15

Interim Financial Statements

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2011.

Non-controlling interest

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Non-controlling interests at initial recognition are measured at their proportionate interest in all the net assets of the subsidiary including recognised goodwill. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests that do not result in the loss of control are classified in the consolidated cash flow statement as cash flows from financing activities.

Developments and land

Developments and land comprise capitalised development costs and land, except for the land on which standing investments are situated. The commencement of development with a plan or prior agreement to sale represents a change in use and accordingly the project is transferred from developments to inventories (under Other current assets). Inventory is measured at the lower of cost and net realisable value. The amount of any write-down of inventories to net realisable value and all losses associated with inventories shall be recognised as an expense in the income statement in the period the write-down or loss occurs. Developing for sale is not Atrium’s core business. At the completion of the transaction the carrying amount of the proceeds from sale less the inventory will be presented as net profit or loss in other income/(expenses).

4. Standing investments

The current portfolio of standing investments of the Group consists of 155 properties (31 December 2011: 155).

	30/9/2012	31/12/2011
	€’000	€’000
Balance as at 1 January	2,077,246	1,503,301
Movements—financial leases	3,551	19,630
Additions—new properties	—	413,574
Additions—technical improvements,extensions	20,201	17,886
Currency translation difference	5,399	(5,851)
Revaluation of standing investments	60,236	128,706
Balance as at the end of the period	2,166,633	2,077,246

In June 2012, Atrium signed sale and purchase agreements with IKP Togliatti (Invest Kino Project “IKP”) and IKP Volgograd, relating to premises in the Group’s shopping centres in Volgograd and Togliatti. The sale and purchase agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia was signed in July 2012. IKP Togliatti, IKP Volgograd and IKP Yekaterinburg are subsidiaries of Russian Cinema Holdings (“RCH”) and were the co-owners and local operators of the cinemas in those three shopping centres. Atrium has contracted to acquire both the premises and the associated land. These transactions have allowed Atrium to gain increased ownership of the buildings and land for a total consideration of €9.3 million. RCH also signed new lease agreements whereby they remained a tenant of the Group.

5. Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2011: 37).

	30/9/2012	31/12/2011
	€’000	€’000
Balance as at 1 January	587,351	634,616
Movements—financial leases	(1,893)	10,549
Additions—cost of land and construction	18,058	19,724
Transfer to other current assets	(1,744)	—
Disposals	(214)	(28,799)
Interest capitalised	1,049	2,628
Currency translation difference	—	18
Revaluation of developments and land	(35,538)	(51,385)
Balance as at the end of the period	567,069	587,351

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. Total net incremental costs to complete the project are approximately €66 million. The hypermarket component of the project will be developed and then sold to a major international food retailer in line with a forward sale agreement concluded in June 2012. As development with a prior agreement to sale represents a change in use, €1.7 million was transferred from developments to inventories and is disclosed under other current assets as at 30 September 2012.

16

Interim Financial Statements

In Toruń, Atrium finalized in July 2012 the acquisition of the 38,000 sqm land plot adjacent to our existing Atrium Copernicus shopping centre.

6. Cash and cash equivalents

As at 30 September 2012, the Group held cash in total amount of €168.9 million (2011: €234.9 million). The Group holds cash of €23.0 million (2011: €21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

7. Equity

As at 30 September 2012, the total number of ordinary shares issued was 373,285,423 (2011: 372,892,253 shares). During the nine month period ended 30 September 2012, Atrium paid a dividend of €0.1275 (9M 2011: €0.1050) per ordinary share, which amounted to a total of €47.6 million (9M 2011: €39.1 million).

In January 2012, Atrium signed a share purchase agreement to acquire the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold. Total consideration paid and transaction costs amounted to €9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €12.4 million was eliminated. The change in the parent’s ownership interest in the respective subsidiary is accounted for directly in equity and the impact was a decrease of €21.4 million.

8. Borrowings

	30/9/2012	31/12/2011
	Net book	Net book
	value	value
	€’000	€’000
Bonds	193,774	242,826
Loans	300,963	315,934
Other	9,209	9,232
Total	503,946	567,992

The borrowings are repayable as follows:

	30/9/2012 Net book value €’000	31/12/2011 Net book value €’000
Due within one year	55,018	25,330
In second year	36,691	126,277
In third to fifth years inclusive	303,351	191,006
After five years	108,886	225,379
Total	503,946	567,992

In April 2012, Atrium completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank including €0.2 million costs connected with these early repayments. The loans were originally scheduled to mature in October 2012.

On 29 June 2012, Atrium announced €50.6 million nominal value of acceptances of its 2003 bond buy back tender offer. The offer closed on 28 June 2012 and settlement took place on 3 July 2012. The net loss resulting from the bond buy back was €1.5 million.

9. Net financial expenses

	1/1/2012- 30/9/2012 €’000	1/1/2011- 30/9/2011 €’000
Interest income	2,883	4,758
Interest expense	(17,365)	(15,349)
Foreign currency differences	6,302	(6,823)
Net profit/(loss) from bond buy back	(1,519)	923
Impairment of financial instruments	(2,350)	(8,511)
Other financial expenses	(4,868)	(2,529)
Total net financial expenses	(16,917)	(27,531)

10. Taxation charge for the period

	1/1/2012- 30/9/2012 €’000	1/1/2011- 30/9/2011 €’000
Current period income tax expense	(906)	(2,593)
Deferred tax charge	(12,637)	(22,369)
Tax adjustment of previous years	—	698
Total taxation charge	(13,543)	(24,264)

Interim Financial Report 30 September 2012    17

Interim Financial Statements

11. Segment reporting

Reportable segments

For the period ended 30 September 2012	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	144,594	—	—	144,594
Service charge income	55,469	—	—	55,469
Net property expenses	(62,610)	—	—	(62,610)
Net rental income	137,453	—	—	137,453

Net result on acquisitions and disposals	404	352	—	756
Costs connected with developments and land	—	(4,564)	—	(4,564)
Revaluation of investment properties	60,236	(35,538)	—	24,698
Other depreciation and amortisation	(936)	—	(338)	(1,274)
Net administrative expenses	(8,349)	(623)	(10,744)	(19,716)
Net operating profit/(loss)	188,808	(40,373)	(11,082)	137,353

Net financial income/(expense)	(20,192)	(1,515)	4,790	(16,917)

Profit/(loss) before taxation	168,616	(41,888)	(6,292)	120,436

Taxation credit/(charge) for the period	(13,478)	371	(436)	(13,543)

Profit/(loss) after taxation for the period	155,138	(41,517)	(6,728)	106,893

Investment properties	2,166,633	567,069	—	2,733,702
Segment assets	2,261,272	611,114	176,501	3,048,887
Segment liabilities	634,589	95,252	8,294	738,135

For the period ended 30 September 2011	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	126,255	—	—	126,255
Service charge income	51,290	—	—	51,290
Net property expenses	(62,482)	—	—	(62,482)
Net rental income	115,063	—	—	115,063

Net result on acquisitions and disposals	24,544	7,971	—	32,515
Costs connected with developments and land	—	(2,545)	—	(2,545)
Revaluation of investment properties	112,363	(30,556)	—	81,807
Other depreciation and amortisation	(363)	—	(681)	(1,044)
Net administrative expenses	(10,905)	(707)	(19,470)	(31,082)
Net operating profit/(loss)	240,702	(25,837)	(20,151)	194,714

Net financial income/(expense)	(16,118)	2,239	(13,652)	(27,531)

Profit/(loss) before taxation	224,584	(23,598)	(33,803)	167,183
Taxation credit/(charge) for the period	(25,923)	2,133	(474)	(24,264)

Profit/(loss) after taxation for the period	198,661	(21,465)	(34,277)	142,919

Investment properties	1,999,847	592,270	—	2,592,117
Segment assets	2,092,077	646,114	290,264	3,028,455
Segment liabilities	622,979	110,068	25,321	758,368

18

Interim Financial Statements

12. Investment in group undertakings

During the nine months of 2012:

•	Atrium acquired the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold and now owns 100% of this entity and its subsidiaries, as disclosed in note 7.

•	MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity and its subsidiary.

•

Atrium established ten companies in the Czech Republic in order to facilitate efficient portfolio management initiatives: Atrium Alfa Czech Republic s.r.o., Atrium Pardubice Czech Republic s.r.o., Atrium Černého Czech Republic s.r.o., Atrium Beta Czech Republic s.r.o., Atrium Gamma Czech Republic s.r.o., Atrium Kappa Czech Republic s.r.o., Atrium Ostrava Czech Republic s.r.o., Atrium Zlín Czech Republic s.r.o., Atrium Delta Czech Republic s.r.o., and Atrium Lambda Czech Republic s.r.o

•

OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad merged into OOO Manhattan Brateevo. All assets and liabilities of OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad were combined with OOO Manhattan Brateevo. As a result of the merger, we recognised the deferred tax assets of €2.0m in the third quarter 2012.

13. Transactions with related parties

During the nine month period ended 30 September 2012, Gazit-Globe Ltd (“Gazit-Globe”) raised its stake in Atrium to 128,908,715 shares (2011: 117,862,332 shares) representing approximately 34.5% (2011: 31.6%) of Atrium’s total shares as at 30 September 2012.

In August 2012, the Compensation and Nominating Committee approved the grant of 127,119 options to Mr. Katzman in lieu of a consultancy fee of €0.15 million. Mr. Katzman, Director and Chairman of the Board of Directors together with his family held 255,000 shares (2011: 240,000 shares) in Atrium as at 30 September 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 35,651,426 of Atrium’s shares (2011: 32,645,097 shares), as at 30 September 2012. Together, these direct and indirect holdings represented approximately 9.6% of Atrium’s total shares as at 30 September 2012.

Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,395 of Atrium’s shares (2011: 4,521 shares), as at 30 September 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 30 September 2012.

In September 2012, Joseph Azrack, Director, elected to receive 13,831 shares in Atrium in lieu of annual directors’ fees and top-up entitlement. Simon Radford also elected to receive 11,065 shares in Atrium in lieu of his annual director’s fee.

During the nine month period ended 30 September 2012, 227,119 options were granted. Out of the 5,372,171 outstanding options as at 31 December 2011, 305,000 options were exercised and 59,998 options were returned to the option pool. The total number of the outstanding options was 5,234,292 as at 30 September 2012.

In March 2012, the Compensation and Nominating Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €729,167 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 63,274 shares at €3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

14. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2011. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 30 September 2012 the aggregate amounts claimed in proceedings to which Atrium was then a party was approximately €11.6 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop or are dismissed. Up to the date of authorisation of this Interim Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the financial statements.

The claims are at varying stages of development. Where judgment has been handed down against Atrium in any proceedings, the matter is subject to appeal. Atrium rejects the claims, is defending them vigorously and has made no provision in respect of such matters.

The continuing uncertainty in the global markets, especially the Eurozone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Atrium is not presently able to assess, with accuracy, the extent of any such changes.

Interim Financial Report 30 September 2012    19

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2012 which comprises the condensed consolidated statement of financial position as at 30 September 2012, the condensed consolidated income statement for the three month and nine month periods ended 30 September 2012, the condensed consolidated statement of comprehensive income for the three month and nine month periods ended 30 September 2012, the condensed consolidated cash flow statement for the nine months ended 30 September 2012, the consolidated statement of changes in equity for the nine months ended 30 September 2012, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2012 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

12 November 2012

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 12 November 2012. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 12 November 2012 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

20

Personal Notes

Interim Financial Report 30 September 2012    21

Personal Notes

22

Directors, Executives and Professional Advisors

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Dipak Rastogi

Aharon Soffer

Thomas Wernink

Andrew Wignall

Group Executive Management:

Rachel Lavine David Doyle Nils-Christian Hakert Thomas Schoutens Ewoud van Gellicum	CEO CFO COO CDO GC

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941

1077 XX Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z o.o.

Al. Jerozolimskie 148, PL-02–326

Warsaw

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A Iuliu Maniu Boulevard

Bucharest

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, Building 3, RU-125057

Moscow

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo:

Atrium Flóra shopping centre in Prague, the Czech Republic

Interim Financial Report 30 September 2012    23